Investing for the long run™



CPA®:15 2007 Annual Report
Corporate Property Associates 15

A MEMBER OF THE W. P. CAREY GROUP



CPA®:15 seeks to provide investors with increasing distributions and long-term investment growth by focusing primarily on tenant credit worthiness, building lasting relationships and investing in a broadly diversified portfolio of real estate assets. Through this approach, we attempt to protect investors in all market cycles.

Financial Highlights

(In thousands except per share amounts)	2003	2004[1]	2005	2006	2007
	For the years ended December 31,				
Operating Data[2]					
Revenues from continuing operations	$53,585	$133,013	$203,021	$280,710	$293,385
Net income	4,647	38,886	43,809	66,635	87,190
Cash flows from operating activities	55,536	90,721	124,049	144,818	162,985
Cash distributions paid	40,498	67,797	80,475	82,850	85,327
Per Share Data					
Distributions declared[3]	.62	.63	.64	.65	.67
Balance Sheet Data					
Total assets	$1,639,152	$2,718,396	$2,856,501	$3,336,296	$3,464,637
Long-term obligations[4]	624,069	1,350,764	1,510,933	1,873,841	1,943,724

1 Includes the impact of the merger with Carey Institutional Properties (CIP®), an affiliate, in September 2004.
2 Certain prior-year amounts have been reclassified to discontinued operations.
3 Excludes a special cash distribution of $.08 per share that was paid in January 2008 to shareholders of record as of December 31, 2007.
4 Represents mortgage obligations and deferred acquisition fee installments.


4.6
38.9
43.8
66.6
87.2
03 04 05 06 07
Net Income
(Dollars in millions)


53.6
133.0
203.0
280.7
293.4
03 04 05 06 07
Revenues
(Dollars in millions)


.62
.63
.64
.65
.67
03 04 05 06 07
Distributions Declared Per Share
(Dollars)

Dear Fellow Shareholders

We are pleased to report that 2007 was another year of strong performance for CPA®:15. We completed four investments, we opportunistically sold several facilities and we continued to provide increasing distributions to investors. As we enter 2008, the financial marketplace is very different from the one we encountered one year ago. We believe we are well positioned for this environment, as we have always put the fundamentals of income and cash flow ahead of short-term asset appreciation.

Cycle-Tested Strategy

The CPA® track record has been built over a 30-year period of investing and managing our portfolios through good times and bad. As of December 31, 2007, we own full or partial interests in 368 properties leased to 85 tenants, totaling approximately 32 million square feet. We are proud that our portfolio of properties is over 99% occupied and broadly diversified by industry, region and property type.

Entering a more challenging economic time will necessitate managing our investment portfolio closely and aggressively. By diversifying our portfolio, we seek to limit our exposure to any one company or tenant industry. In addition, we have always looked to invest in properties that are strategically important to the operations of the tenant so that even if the tenant has some financial difficulty, it will need to keep the lights on in our buildings to run its business. And finally, we look to protect investors during all market cycles by building lasting relationships with our tenants so that when they want to make a third or fourth acquisition or build a new facility, they come to us to make it happen.

Building Long-Term Relationships

In 2007, we completed four transactions, including two follow-ons. Highlights include:

- Providing German do-it-yourself (DIY) retailer Hellweg Die Profi-Baumarkte GmbH & Co. KG with $172 million of a total $446 million in financing through a partial purchase of Hellweg's real estate subsidiary and a loan collateralized by 37 DIY retail sites. This came as a follow-on transaction to a $154 million sale-leaseback we and an affiliate completed with Hellweg in 2005.



Net Asset Value
(Dollars per share)



12.20
11.40
10.50
Original investment: $10.00
05 06 07

- Providing $20.5 million of a total $31 million in sale-leaseback financing to Lindenmaier AG, whereby we acquired their largest production site as well as an industrial warehouse property. A manufacturer of turbochargers and transmission and braking system components, Lindenmaier has grown from a classical manufacturer of simple metal parts into a sophisticated developer and producer of complex precision components with ultimate end-market application for well-recognized car models, including Daimler, Ford, Audi, VW, Porsche and BMW.

Opportunistic Sales

We look to hold our real estate assets for the long term. However, we do sell properties when a good opportunity presents itself. Last year, we and two of our joint ventures completed the sale of seven properties from which our share of proceeds was $72.6 million and our share of gains was approximately $30 million. Sales included six health club properties and the Las Vegas Courtyard Marriott.

In connection with the sale of two of these assets, our board of directors approved a special distribution of $.08 per share that was paid in January 2008 to shareholders of record as of December 31, 2007.

Investing for the Long Run™

CPA®:15 has performed well over the years. As of December 31, 2007, our estimated net asset value (NAV) based on third-party appraisals was determined to be $12.20 per share—up 7% from year-end 2006 and 22% over the initial purchase price of $10 a share. Our total annual return for 2007, including quarterly cash distributions and the special cash distribution, was 13.6%. We are proud of our accomplishments but want to emphasize that CPA®:15 is a long-term investment. We have always believed in investing for the long run and adhere to this philosophy today.

As we continue to manage this broadly diversified portfolio, we will seek to provide you, our investors, with a steadily growing investment and increasing distributions. We thank you for your continued support and look forward to another successful year.

Sincerely,

Wm. Polk Carey
Chairman of the Board

Benjamin P. Harris
President

Gordon F. DuGan
Chief Executive Officer



Financial Statement Contents

Selected Financial Data

(In thousands, except per share amounts)	Years ended December 31, 2007	2006	2005	2004[a]	2003
Operating Data [b]					
Revenues from continuing operations	**$ 293,385**	$ 280,710	$ 203,021	$ 133,013	$ 53,585
Income from continuing operations	**69,502**	37,542	39,716	38,476	21,385
Basic earnings from continuing operations per share	**0.54**	0.29	0.31	0.34	0.27
Net income	**87,190**	66,635	43,809	38,886	4,647
Earnings per share	**0.68**	0.52	0.35	0.34	0.06
Cash distributions paid	**85,327**	82,850	80,475	67,797	40,498
Cash distributions declared per share	**0.67**[c]	0.65	0.64	0.63	0.62
Payment of mortgage principal [d]	**54,903**	30,339	26,272	13,206	7,864
Balance Sheet Data					
Total assets	**$3,464,637**	$3,336,296	$2,856,501	$2,718,396	$1,639,152
Long-term obligations [e]	**1,943,724**	1,873,841	1,510,933	1,350,764	624,069

(a) Includes the impact of the Merger in September 2004.

(b) Certain prior year balances have been reclassified to discontinued operations.

(c) Excludes a special cash distribution of $0.08 per share that was paid in January 2008 to shareholders of record as of December 31, 2007.

(d) Represents scheduled mortgage principal paid, excluding balloon payments.

(e) Represents mortgage obligations and deferred acquisition fee installments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(In thousands, except per share amounts)

Executive Overview

Business Overview

As described in more detail in Item 1 of our annual report on Form 10-K, we are a real estate investment trust ("REIT") that invests in commercial properties leased to companies domestically and internationally. We earn revenue principally by leasing real estate, primarily on a triple net lease basis. As of December 31, 2007, our portfolio consisted of our full or partial ownership interest in 368 fully occupied properties leased to 85 tenants, totaling approximately 32 million square feet (on a pro rata basis). We were formed in 2001 and are managed by W. P. Carey & Co. LLC and its subsidiaries (collectively, the "advisor").

Current Developments and Trends

Significant business developments that occurred during 2007 are detailed in the Significant Developments During 2007 section of Item 1 of our annual report on Form 10-K.

Current trends include:

Credit and real estate financing markets have experienced significant deterioration beginning in the second half of 2007, both domestically and internationally. We expect this trend may continue in 2008 and market turbulence could increase.

As a result of this deterioration, we believe mortgage financing will continue to be difficult to obtain, which may affect our ability to finance or complete certain transactions. Although we have previously invested the proceeds of our public offerings, we have funds available for investment, including as a result of asset sales and therefore continue to seek additional investment opportunities. We have begun to experience greater challenges in our ability to secure financing in both the U.S. and European markets. In addition, certain of our sale-leaseback transaction opportunities arise in connection with corporate merger and acquisition activity. To the extent that the deterioration in the credit markets may hinder the ability of third parties to obtain financing for other aspects of their transactions, these opportunities may be less available or the timing of our investments may be delayed. However, in times when financing is more difficult to obtain, we believe sale-leaseback transactions are often a more attractive financing alternative, which may result in increased investment opportunities for us. In addition, long-term U.S. Treasury rates remain near historical lows, which we anticipate will continue to drive investor demand for yield-based investments.

Over the last several years, commercial real estate values have risen significantly as a result of the relatively low long-term interest rate environment and aggressive credit conditions. As a result we have benefited from increases in the value of our real estate assets. Although long-term interest rates remain relatively low by historical standards, there has been a significant increase in the credit spreads across the credit spectrum. Increases in credit spreads or deterioration in individual tenant credit may lower the appraised values of our real estate assets. We generally enter into long-term leases with our tenants to mitigate the impact that fluctuations in interest rates have on the values of our real estate assets. In addition, corporate defaults may increase in 2008, which will require more intensive management of our assets. We believe that our advisor's emphasis on ownership of assets that are critically important to a tenant's operations mitigates the risk of a tenant defaulting on its lease upon filing for bankruptcy protection. However, even where defaults do not occur, a tenant's credit profile may deteriorate, which in turn could affect the value of the lease and require us to incur impairment charges on properties we own, even where the tenant is continuing to make the required lease payments.

Despite slow economic growth rates in recent periods, inflation rates in the United States have continued to rise. Increases in inflation are sometimes associated with rising long-term interest rates, which may have a negative impact on the value of our real estate assets. To mitigate this risk, our leases generally have rent increases based on formulas indexed to increases in the Consumer Price Index ("CPI") or other indices for the jurisdiction in which the property is located. To the extent that the CPI increases, additional rental income streams may be generated for these leases and thereby mitigate the impact of inflation.

Although there has been deterioration in the real estate and credit markets, we believe there is still active competition for the investments we make domestically and internationally. We believe competition is driven in part by investor demand for yield-based investments including triple net lease real estate. We believe that we have competitive strengths that will enable us to continue to find attractive investment opportunities, both domestically and internationally, despite active competition levels. We currently believe that several factors may also provide us with continued investment opportunities, including the merger and acquisition market, which may provide additional sale-leaseback opportunities as a source of financing (notwithstanding the issues that could affect this market, as discussed above), a continued desire of corporations to divest themselves of real estate holdings both in the U.S. and internationally and increasing opportunities for sale-leaseback transactions in the international market, which continues to make up a large portion of our investment opportunities.

We have foreign investments, and as a result are subject to risk from the effects of exchange rate movements in foreign currencies, primarily the Euro and British Pound Sterling, which account for approximately 37% and 3% of current annualized lease revenues, respectively. Our results of foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies. During 2007 the average rate for the U.S. dollar in relation to both the Euro and the British Pound Sterling was considerably weaker than in 2006, and as a result, we experienced a positive impact on our results of foreign operations for the for the current year as compared to 2006.

How Management Evaluates Results of Operations

Management evaluates our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increase our equity in our real estate. As a result, management's assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

Management considers cash flows from operations, cash flows from investing activities and cash flows from financing activities (as described in Financial Condition below) to be important measures in the evaluation of our results of operations, liquidity and capital resources. Cash flows from operations are sourced primarily from long-term lease contracts. Such leases are generally triple net and mitigate, to an extent, our exposure to certain property operating expenses. Management's evaluation of the amount and expected fluctuation of cash flows from operations is essential in assessing our ability to fund operating expenses, service our debt and fund distributions to shareholders.

Management considers cash flows from operating activities plus cash distributions from equity investments in real estate in excess of equity income as a supplemental measure of liquidity in evaluating our ability to sustain distributions to shareholders. Management considers this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income in real estate is the result of non-cash charges, such as depreciation and amortization, because it allows management to evaluate such cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, cash distributions from equity investments in real estate that are sourced from the sales of the equity investee's assets or refinancing of debt are excluded because they are deemed to be returns of investment.

Management considers measures of cash flows from investing activities and cash flows from financing activities in its evaluation of our capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to shareholders, obtaining non-recourse mortgage financing, generally in connection with the acquisition or refinancing of properties, and making mortgage principal payments. Our financing strategy has been to purchase substantially all of our properties with a combination of equity and non-recourse mortgage debt. A lender on a non-recourse mortgage loan has recourse only to the property collateralizing such debt and not to any of our other assets. This strategy has allowed us to diversify our portfolio of properties and, thereby, limit our risk. In the event that a balloon payment comes due, we may seek to refinance the loan, restructure the debt with existing lenders, or evaluate our ability to pay the balloon payment from our cash reserves or sell the property and use the proceeds to satisfy the mortgage debt.

Our operations consist of the investment in and the leasing of commercial real estate. Management's evaluation of the sources of lease revenues for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Rental income	**$238,063**	$224,107	$163,684
Interest income from direct financing leases	**46,089**	41,515	32,831
	$284,152	$265,622	$196,515

We earned net lease revenues (i.e., rental income and interest income from direct financing leases) from our direct ownership of real estate from the following lease obligations:

Lessee	2007	2006	2005
U-Haul Moving Partners, Inc. and Mercury Partners, LP [a]	**$ 28,541**	$ 28,541	$ 28,541
Carrefour France, S.A. [a] [b] [c]	**19,061**	16,303	15,973
OBI A.G. [a] [b] [g]	**15,506**	10,555	—
True Value Company [a] [e]	**14,171**	14,471	—
Life Time Fitness, Inc. [a] [e]	**14,144**	8,860	4,928
Hellweg Die Profi-Baumarkte GmbH & Co. KG [a] [b] [c] [f]	**14,115**	12,657	6,513
Thales S.A. [a] [b] [c]	**12,990**	11,213	11,073
Advanced Micro Devices [a] [e]	**9,210**	9,210	—
Universal Technical Institute	**8,546**	7,924	7,603
Pohjola Non-Life Insurance Company [a] [b] [c] [f]	**8,454**	7,646	7,461
TietoEnator plc. [a] [b] [c]	**7,963**	7,131	6,981
Police Prefecture, French Government [a] [b] [c] [f]	**7,109**	6,245	2,795
Medica — France, S.A. [a] [b] [c]	**6,348**	5,527	5,231
Foster Wheeler, Inc.	**5,699**	5,708	5,421
Information Resources, Inc. [a] [c]	**4,972**	4,972	4,479
Qualceram Shires Ltd. [b]	**4,510**	4,136	4,012
Other [a] [b] [c] [e]	**102,813**	104,523	85,504
	$284,152	$265,622	$196,515

(a) These revenues are generated in consolidated joint ventures with affiliates, and include lease revenues applicable to minority interests totaling $68,067, $62,623 and $39,450 for 2007, 2006 and 2005, respectively.

(b) Revenue amounts are subject to fluctuations in foreign currency exchange rates.

(c) Increase is due to CPI-based (or equivalent) rent increases.

(d) We acquired our interest in this investment during 2006.

(e) Interests in or a portion of interests in these investments were consolidated as of January 2006 as a result of implementation of EITF 04-05.

(f) We acquired our interest in this investment during 2005.

(g) We acquired our initial investment during 2006 and made a further investment in 2007.

We recognize income from equity investments in real estate of which lease revenues are a significant component. Net lease revenues from these ventures (for the entire venture, not our proportionate share) are as follows:

Lessee	Ownership Interest at December 31, 2007	2007	2006	2005
Hellweg Die Profi-Baumarkte GmbH & Co. KG [(a)(b)]	38%	$25,536	$ —	$ —
Marriott International, Inc. [(c)]	47%	18,781	18,872	18,656
Petsmart, Inc.	30%	8,303	8,395	8,303
The Talaria Company (Hinckley) [(d)]	30%	4,998	5,025	3,285
Gortz & Schiele GmbH & Co. and Goertz & Schiele Corp. [(b)(e)]	50%	3,400	349	—
Hologic, Inc.	64%	3,213	3,169	3,156
The Upper Deck Company	50%	3,194	3,121	2,904
Del Monte Corporation	50%	2,955	2,955	—
Builders Firstsource, Inc.	40%	1,508	1,494	1,440
Schuler A.G. [(b)(f)]	34%	184	—	—
Starmark Holdings, L.L.C. [(g)]	44%	—	—	18,198
True Value Company [(g)]	50%	—	—	14,471
Advanced Micro Devices, Inc. [(g)]	33%	—	—	10,451
Compucom Systems, Inc. [(g)]	33%	—	—	4,467
Actuant Corporation [(b)(g)]	50%	—	—	1,477
		$72,072	$43,380	$86,808

(a) We acquired our interest in this investment during 2007. In addition to lease revenues, the venture also earned interest income of $19,508 on a note receivable. Represents a follow-on transaction to our 2005 transaction with Hellweg.

(b) Revenue amounts are subject to fluctuations in foreign currency exchange rates.

(c) One of the properties owned by this venture was sold in August 2007.

(d) We acquired our interest in this venture in 2005.

(e) We acquired our interest in this venture in 2006.

(f) We acquired our interest in this venture in 2007 (Note 7).

(g) Interests in these investments were consolidated as of January 2006 as a result of implementation of EITF 04-05.

Results of Operations

The presentation of results of operations for the year ended December 31, 2006 was affected by our adoption of Emerging Issues Task Force Consensus on Issue No. 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-05") effective January 1, 2006. As a result of adopting EITF 04-05, we consolidated five limited partnerships and two limited liability companies, related to five tenants that were previously accounted for as equity investments in real estate (see tables above). This adoption had a significant impact on lease revenues, depreciation and amortization, income from equity investments in real estate, minority interest in income and interest expense (as described below).

International investments comprise a significant portion of our portfolio (approximately 40% of annualized contractual lease revenues as of December 31, 2007). We expect that our results of operations will fluctuate in connection with exchange rate movements of foreign currencies. For both 2007 and 2006, we experienced a positive impact on our results of operations as a result of exchange rate movements in foreign currencies as described below.

Lease Revenues

Our leases generally have rent increases based on formulas indexed to increases in the CPI or other indices for the jurisdiction in which the property is located, sales overrides or other periodic increases, which are designed to increase lease revenues in the future. We have several international investments and, therefore, lease revenues from these investments are subject to fluctuations in exchange rate movements in foreign currencies.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, lease revenues (rental income and interest income from direct financing leases) increased by $18,530 primarily due to $7,917 resulting from fluctuations in average foreign currency exchange rates as compared to 2006, $7,230 from investments acquired or placed into service during 2007 and 2006 and $5,443 from rent increases at several properties. Investments acquired during 2007 and 2006 also contributed to the increase. These increases were partially offset by the effects of the Starmark lease restructuring in 2006 (Note 4).

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, lease revenues increased by $69,107, primarily due to $41,071 resulting from the consolidation of entities pursuant to our adoption of EITF 04-05; $20,175 from new leases entered into during 2006 and 2005; $4,412 from rent increases at several properties, $2,090 from the full year effect of several build-to-suit projects completed during 2005 and $1,035 resulting from fluctuations in average foreign currency exchange rates as compared to 2005.

Other Operating Income

Other operating income generally consists of costs reimbursable by tenants, lease termination payments and other non-rent related revenues including, but not limited to, settlements of claims against former lessees. We receive settlements in the ordinary course of business; however, the timing and amount of such settlements cannot always be estimated. Reimbursable tenant costs are recorded as both income and property expense and, therefore, have no impact on net income.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, other operating income decreased by $5,855 primarily due to the receipt of $8,145 of security deposits and prepaid rent from Starmark (inclusive of minority interest of $4,561) in 2006, on completion of our obligations related to the restructuring of Starmark's master lease (Note 4). This decrease was partially offset by an increase in other income, including reimbursable tenant costs resulting from the continued growth in our portfolio.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, other operating income increased by $8,582 primarily due to the receipt of $8,145 of security deposits and prepaid rent from Starmark as described above.

Depreciation and Amortization

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, depreciation and amortization increased $3,447 primarily due to $1,892 resulting from fluctuations in average foreign currency exchange rates as compared to 2006 as well as the impact of investments acquired during 2007 and 2006.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, depreciation and amortization increased $14,120 primarily resulting from the consolidation of entities pursuant to our adoption of EITF 04-05 and FIN 46R which contributed $8,885 of the increase and from investments acquired or placed into service in 2006 and 2005 which contributed $4,963 of the increase.

Property Expenses

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, property expenses increased by $4,412 primarily due to $3,109 resulting from an increase in asset management and performance fees as well as an increase in reimbursable tenant costs. The increase in asset management and performance fees is attributable to an increase in our asset base as a result of investment activity in 2007 and 2006 and increases in property values as reflected in a third party valuation of our portfolio as of December 31, 2006.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, property expenses increased $5,722, primarily due to an increase in asset management and performance fees, resulting from an increase in our asset base as a result of investment activity in 2006 and 2005 and increases in property values as reflected in a initial third party valuation of our portfolio as of December 31, 2005.

General and Administrative

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, general and administrative increased $1,249 primarily due to an increase in business development expenses. The increase in business development expenses is attributable to costs associated with potential investment opportunities that were ultimately not consummated.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, general and administrative increased $1,003 primarily due to an increase in professional fees. Professional fees, which include legal and auditing services, increased primarily due to an increase in our asset base as a result of recent investment activity and legal fees incurred in connection with the Starmark transaction.

Impairment Charges

2007— See income from equity investments in real estate for impairment charges incurred on our joint venture investments.

2006 — We recognized an impairment charge of $12,925 in connection with entering into a plan to restructure a master lease agreement with Starmark. In addition, during the fourth quarter of 2006, we recognized impairment charges totaling $721 on two properties as a result of declines in the unguaranteed residual values of these properties.

Income from Equity Investments in Real Estate

Income from equity investments in real estate represents our proportionate share of net income (revenue less expenses) from investments entered into with affiliates or third parties in which we have been deemed to have a non-controlling interest but exercise significant influence.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, income from equity investments in real estate increased by $13,479, primarily due to the recognition of a gain of $12,400 on the sale of a property in August 2007 (net of defeasance charges totaling $2,429 incurred upon the defeasance of the existing non-recourse mortgage loan). Equity investments in real estate acquired during 2007 and 2006 also contributed $2,414 of the increase. These increases were partially offset by the recognition of $2,409 in other than temporary impairment charges to reduce the carrying values of two equity investments in real estate. The impairment charges were incurred in the fourth quarter of 2007 to reflect reductions in the fair value of the ventures' net assets as compared with our carrying value.

2006 vs. 2005 —For the year ended December 31, 2006 as compared to 2005, income from equity investments in real estate decreased by $7,650, primarily from the consolidation of entities pursuant to our adoption of EITF 04-05 beginning January 2006.

Other Interest Income

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, other interest income increased $2,581 primarily due to higher average cash balances during the first six months of 2007. The increase is also attributable to higher average interest rates and the impact of fluctuations in average foreign currency exchange rates in 2007 as compared to 2006. In addition, in 2007, we received special distributions of $405 from a tenant in which we hold warrant and stock positions.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, other interest income increased $2,674 primarily due to higher average cash balances and interest rates in 2007 versus 2006.

Minority Interest in Income

We consolidate investments in which we are deemed to have a controlling interest. Minority interest in income represents the proportionate share of net income (revenue less expenses) from such investments that is attributable to the partner(s) holding the non-controlling interest.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, minority interest in income increased by $6,275 primarily due to the recognition of impairment charges and debt prepayment/defeasance charges on our Starmark investment during 2006, which reduced minority interest in income in 2006 (Note 4). The increase is also attributable to the impact of investment activity during 2007 and 2006 as well as fluctuations in average foreign currency exchange rates as compared to 2006.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, minority interest in income increased by $8,137 primarily due to our adoption of EITF 04-05 in January 2006 and to a lesser extent, investments acquired in 2006 and 2005. Minority interest increased by $15,545 as a result of our adoption of EITF 04-05 and $1,404 from 2006 and 2005 investment activity. These increases were partially offset by our minority interest partners' pro rata share of the Starmark impairment and debt prepayment/defeasance charges incurred in connection with the Starmark transaction.

Gain (Loss) on Foreign Currency Transactions, Derivative Instruments and Other, Net

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, gain on foreign currency transactions, derivative instruments and other, net increased $1,357 primarily due to $2,945 from fluctuations in average foreign currency exchange rates as compared to 2006, which were partially offset by the reversal, in 2007, of previously recorded unrealized gains on the exercise of common stock warrants of $1,210 (including the recognition of an out-of-period adjustment related to the valuation of these warrants of $490 — Note 2). Foreign currency gains result primarily from the repayment and translation of intercompany subordinated debt.

2006 vs. 2005 — For the year ended December 31, 2006 we recognized a net gain of $4,191 on foreign currency transactions, derivative instruments and other, net as compared to a loss of $3,208 in 2005. These variances resulted primarily from the relative weakening of the U.S. dollar in 2006 as compared with its strengthening during 2005. Such gains result primarily from the repayment and translation of intercompany subordinated debt.

Interest Expense

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, interest expense decreased $9,122 primarily due to the recognition of prepayment penalties and debt defeasance costs of $13,619 in 2006. Prepayment penalties and debt defeasance costs relate to the Starmark transaction ($10,072) and refinancing of the Oriental Trading Company mortgage ($3,547). Interest expense also decreased by $2,387 in 2007 as a result of making scheduled mortgage principal payments. These decreases were partially offset by an increase in interest expense of $5,129 from mortgages obtained on properties acquired or refinanced in 2007 and 2006 and $2,982 from fluctuations in average foreign currency exchange rates as compared to 2006.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, interest expense increased by $40,558, primarily due to prepayment penalties and debt defeasance costs of $13,619 (as described above), interest expense of $11,321 from the consolidation of entities pursuant to our adoption of EITF 04-05 in January 2006, $8,386 from mortgages obtained on properties acquired and build-to-suit projects placed into service in 2006 and 2005 and $2,568 from fluctuations in average foreign currency exchange rates as compared to 2005.

Provision for Income Taxes

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, the provision for income taxes increased $5,517 primarily due to recent investment activity as well as an accrual for foreign income taxes totaling $574 related to our 2005 and 2006 fiscal years (Note 2). Over the past two years, we have entered into investments totaling approximately $397,000. Our investments generate taxable income in state, local and foreign jurisdictions primarily as a result of rent increases and scheduled amortization of mortgage principal payments.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, the provision for income taxes decreased $900. As described above, during 2007 we recorded an accrual for foreign income taxes totaling $574 related to 2005 and 2006.

Discontinued Operations

2007 — For the year ended December 31, 2007, we earned income from discontinued operations of $17,688 primarily due to gains from the sale of domestic properties of $22,087. Income from the operations of discontinued properties contributed a further $3,993. These amounts are inclusive of minority interest in income totaling $8,392.

2006 — For the year ended December 31, 2006, we earned income from discontinued operations of $29,093 primarily due to gains from the sale of a New York property of $41,101 and other properties totaling $7,769. These gains were partially offset by an impairment charge of $14,646 related to the Starmark transaction and $2,981 in prepayment penalties and related costs in connection with the prepayment of debt on the New York property. These amounts are inclusive of minority interest in income totaling $11,176.

2005 — For the year ended December 31, 2005, we earned income from discontinued operations of $4,093 primarily due to net income generated by discontinued properties totaling $7,631, which was partially offset by impairment charges totaling $1,210. These amounts are inclusive of minority interest in income totaling $2,899.

Net Income

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, net income increased by $20,555. In addition to net income generated by properties acquired or placed into service in 2007 and 2006 and the impact of fluctuations in foreign currency exchange rates on net income, net income increased $29,498 due to the recognition of the net impact of impairment charges, prepayment penalties, defeasance costs, security deposits and prepaid rent related to the Starmark transaction in 2006 which did not recur in 2007. These increases were partially offset by a decrease in gains on sale of real estate, net, of $26,783 and an increase in the provision for income taxes of $5,517 due to recent investment activity. These variances are described above.

2006 vs. 2005 — For the year ended December 31, 2006 as compared to 2005, net income increased by $22,826. In addition to income generated by properties acquired or placed into service in 2006 and 2005, net income was also positively affected by gains on the sale of several properties totaling $48,870 and to a lesser extent, gains from foreign currency transactions. These increases were partially offset by the net impact of impairment charges, prepayment penalties, defeasance costs, security deposits and prepaid rent totaling $29,498 related to the Starmark transaction. These variances are described above.

Financial Condition

Sources and Uses of Cash During the Period

Our cash flows fluctuate on an annual basis due to a number of factors which include the timing and characterization of distributions from equity investments in real estate, the timing of purchases and sales of real estate, the timing of proceeds from and prepayments of non-recourse mortgage loans, the timing of receipt of lease revenues, the advisor's election to receive fees in common stock or cash and payment to the advisor of the annual installment of deferred acquisition fees and interest thereon in the first quarter. Although our cash flows may fluctuate from year to year, we believe that we will generate sufficient cash from operations and from equity distributions in excess of equity income in real estate to meet our short-term and long-term liquidity needs. We may also use existing cash resources, the proceeds of non-recourse mortgage loans and the issuance of additional equity securities to meet such needs. We assess our ability to access capital on an ongoing basis.

Cash and cash equivalents totaled $166,851 as of December 31, 2007, a decrease of $7,524 from the December 31, 2006 balance. We believe that we have sufficient cash balances to meet our working capital needs. There has been no material change in our financial condition since December 31, 2006. Our sources and uses of cash during 2007 are described below.

Operating Activities

One of our objectives is to use the cash flow from net leases to meet operating expenses, service debt and fund distributions to shareholders. During 2007, distributions paid to shareholders of $85,327, scheduled mortgage principal installments of $54,903 and distributions to minority partners of $32,185 (inclusive of $4,507 related to the distribution of mortgage proceeds to a minority interest partner) were substantially funded by cash flows generated from operations of $162,985. For 2007, the advisor elected to receive asset management and performance fees in restricted common stock. As a result of this election, we paid asset management and performance fees of $14,957 through the issuance of common stock rather than in cash.

Investing Activities

Our investing activities are generally comprised of real estate transactions (purchases and sales of real estate) and the payment of our annual installment of deferred acquisition fees. During 2007, we used $139,479 to enter into two investments, fund construction costs at a build-to-suit project that was completed in April 2007 and make contributions to three joint ventures in connection with the purchase of equity investments in real estate. Our investment activity was funded primarily through proceeds from our public offering, non-recourse mortgage financing and contributions from minority interest partners. In addition, during 2007, cash inflows included distributions from equity investments in real estate in excess of equity income of $12,030, which is primarily comprised of our share of rents paid in advance and proceeds from non-recourse mortgage financing received by ventures accounted for under the equity method of accounting. During 2007, we received proceeds of $76,489 from the sale of real estate interests. Our annual installment of deferred acquisition fees is paid each

January to the advisor and totaled $10,802 in 2007. Investing activities also included lending $7,569 in December 2007 to an affiliate in connection with their acquisition of an interest in one of our investments.

Financing Activities

In addition to making scheduled mortgage principal payments and paying distributions to shareholders and minority partners, we used $32,311 to purchase treasury shares through a redemption plan that allows shareholders to sell shares back to us, subject to certain limitations and prepaid mortgage obligations totaling $4,099. We obtained mortgage proceeds of $42,334 to fund investment activity including $19,100 of mortgage proceeds on properties which were previously unencumbered. In connection with our investments, we received contributions of $30,780 from minority partners. We also received $20,664 as a result of issuing shares through our distribution reinvestment and stock purchase plan.

Summary of Financing

The table below summarizes our non-recourse debt as of December 31, 2007 and 2006, respectively.

	December 31,	
	2007	2006
Balance		
Fixed rate	**$1,541,301**	$1,545,198
Variable rate [a]	**380,347**	300,686
Total	**$1,921,648**	$1,845,884
Percent of total debt		
Fixed rate	**80%**	84%
Variable rate [a]	**20%**	16%
	100%	100%
Weighted average interest rate at end of period		
Fixed rate	**6.0%**	6.0%
Variable rate [a]	**5.4%**	5.4%

(a) Included in variable rate debt at December 31, 2007 is (i) $205,135 in variable rate debt which has been effectively converted to fixed rates through interest rate swap derivative instruments and (ii) $175,212 in mortgage obligations which currently bear interest at fixed rates but which convert to variable rates during their term. There are no interest rate resets in 2008.

Cash Resources

As of December 31, 2007, our cash resources consisted of cash and cash equivalents of $166,851. Of this amount, $70,751, at current exchange rates, was held in foreign bank accounts and we could be subject to significant costs should we decide to repatriate these amounts. We may also be able to borrow against certain currently unleveraged properties which have an aggregate carrying value of $33,301. Our cash resources can be used to fund future investments, as well as to maintain sufficient working capital balances and meet other commitments. We intend to fund quarterly distributions from the cash generated from our real estate portfolio.

We expect cash flows from operating activities to be affected by several factors in 2008 including:

- The advisor's election for 2008 to continue to receive performance fees in restricted shares.
- The full year impact of investments entered into during 2007 including the completion of a build-to-suit project in April 2007, all of which we expect to have a positive impact on cash flow.
- Scheduled rent increases on several properties during 2008 should result in additional cash flow.

Cash Requirements

During 2008, cash requirements will include scheduled mortgage principal payments (we have no balloon payments due until January 2009), paying distributions to shareholders and minority partners as well as other normal recurring operating expenses. We also expect to seek to use our cash to invest in new properties to further diversify our portfolio, and expect to maintain cash balances sufficient to meet working capital needs. We expect cash flows from operations to be sufficient to meet operating cash flow objectives during 2008.

We consolidate a venture in Germany that had $121,737 of non-recourse mortgage debt at December 31, 2007, inclusive of minority interests of $30,434, that matures in 2015. In accordance with the loan agreement, the tenant has an obligation to meet certain loan covenants that have not been met as of December 31, 2007. As a result, an event of default has occurred and the lender has held back rental income of $3,835 as of December 31, 2007. We are working with the tenant and lender to remedy this default and believe that this matter will be resolved in the near future, however there can be no assurances made in this regard. In the event that we are unable to do so, the lender may call the remaining obligation on this loan at any time.

Off-Balance Sheet Arrangements and Contractual Obligations

The table below summarizes our off-balance sheet arrangements and contractual obligations as of December 31, 2007 and the effect that these obligations are expected to have on our liquidity and cash flow in future periods.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Non-recourse debt — Principal	$1,921,648	$161,475[a]	$224,521	$295,412	$1,240,240
Deferred acquisition fees — Principal	22,076	8,414	10,337	3,325	—
Interest on borrowings and deferred acquisition fees [b]	761,457	113,887	202,805	172,365	272,400
Subordinated disposition fees [c]	6,041	—	—	—	6,041
Property improvements [d]	8,050	8,050	—	—	—
Operating and other lease commitments [e]	28,272	1,905	3,747	3,773	18,847
	$2,747,544	$293,731	$441,410	$474,875	$1,537,528

(a) Includes $121,737 (inclusive of minority interests of $30,434) of non-recourse mortgage debt that matures in 2015 and which is currently in default (see Cash Requirements). The impact of interest expense on this debt in future periods continues to be presented in accordance with the original contractual terms of the debt agreement.

(b) Interest on variable rate debt obligations was calculated using the applicable annual variable interest rates and balances outstanding as of December 31, 2007.

(c) Payable to the advisor, subject to meeting contingencies, in connection with any liquidity event.

(d) Represents our landlord improvements on the Life Time properties, inclusive of minority interest of $4,508.

(e) Operating and other lease commitments consist primarily of rent obligations under ground leases and our share of future minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Amounts under the cost-sharing agreement are allocated among the entities based on gross revenues and are adjusted quarterly. Rental obligations under ground leases are inclusive of minority interest of approximately $1,367.

Amounts in the table above related to our foreign operations are based on the exchange rate of the local currencies as of December 31, 2007. As of December 31, 2007, we have no material capital lease obligations for which we are the lessee, either individually or in the aggregate.

We have investments in unconsolidated joint ventures that own single-tenant properties net leased to corporations. The underlying investments are generally owned with affiliates. Summarized financial information for these ventures (for the entire venture, not our proportionate share) at December 31, 2007 is presented below:

Lessee	Ownership Interest	Total Assets	Total Third Party Debt	Maturity Date
The Upper Deck Company	50%	$ 26,403	$ 11,438	2/2011
Del Monte Corporation	50%	15,757	10,918	8/2011
Petsmart, Inc.	30%	71,621	40,675	12/2011
Gortz & Schiele GmbH & Co. and Goertz & Schiele Corp. [a]	50%	43,827	24,154	12/2016 & 1/2017
Builders FirstSource, Inc.	40%	11,497	6,904	3/2017
Hellweg Die Profi-Baumarkte GmbH & Co. KG [a] [b]	38%	939,440	417,766[c]	4/2017
Hologic, Inc.	64%	28,900	16,158	5/2023
The Talaria Company (Hinckley)	30%	57,731	32,705	6/2025
Marriott International, Inc. [d]	47%	134,196	—	N/A
Schuler A.G. [a] [b]	34%	76,894	—	N/A
		$1,406,266	$560,718	

(a) Amounts shown are based on the exchange rate of the Euro as of December 31, 2007, where appropriate.

(b) We acquired this investment in 2007 (Note 7).

(c) Excludes mandatorily redeemable minority interests of $346,719 at December 31, 2007.

(d) In August 2007, one of the 13 properties owned by this venture was sold and the existing non-recourse mortgage collateralized by all 13 properties was paid off.

In connection with the purchase of many of our properties, we required the sellers to perform environmental reviews. We believe, based on the results of such reviews, that our properties were in substantial compliance with Federal and state environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with leakage from underground storage tanks, surface spills or historical on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, our leases generally require tenants to indemnify us from all liabilities and losses related to the leased properties with provisions of such indemnification specifically addressing environmental matters. The leases generally include provisions that allow for periodic environmental assessments, paid for by the tenant, and allow us to extend leases until such time as a tenant has satisfied its environmental obligations. Certain of the leases allow us to require financial assurances from tenants such as performance bonds or letters of credit if the costs of remediating environmental conditions are, in our estimation, in excess of specified amounts. Accordingly, we believe that the ultimate resolution of any environmental matter should not have a material adverse effect on our financial condition, liquidity or results of operations.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to the consolidated financial statements. Many of these accounting policies require certain judgment and the use of certain estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

Classification of Real Estate Assets

We classify our directly owned leased assets for financial reporting purposes as either real estate subject to operating leases or net investment in direct financing leases at the inception of a lease or when significant lease terms are amended. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. In determining the classification of a lease, we use estimates of remaining economic life provided by third party appraisals of the leased assets. The calculation of the present value of future minimum rents includes determining a lease's implicit interest rate, which requires an estimate of the residual value of leased assets as of the end of the non-cancelable lease term. Estimates of residual values are based on third party appraisals. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of our leases are not necessarily different for operating and direct financing leases; however the classification is based on accounting pronouncements which are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. Management believes that it retains certain risks of ownership regardless of accounting classification. Assets classified as net investment in direct financing leases are not depreciated but are written down to expected residual value of the lease term, therefore, the classification of assets may have a significant impact on net income even though it has no effect on cash flows.

Identification of Tangible and Intangible Assets in Connection with Real Estate Acquisitions

In connection with the acquisition of properties, purchase costs are allocated to tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of tangible assets, consisting of land, buildings and tenant improvements, is determined as if vacant. Intangible assets including the above-market value of leases, the value of in-place leases and the value of tenant relationships are recorded at their relative fair values. The below-market values of leases are also recorded at their relative fair values and are included in prepaid rental income and security deposits in the consolidated financial statements.

The value attributed to tangible assets is determined in part using a discounted cash flow model which is intended to approximate what a third party would pay to purchase the property as vacant and rent at current "market" rates. In applying the model, we assume that the disinterested party would sell the property at the end of a market lease term. Assumptions used in the model are property-specific where such information is available; however, when certain necessary information is not available, we will use available regional and property-type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of such rents, market lease term and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

Above-market and below-market lease intangibles are based on the difference between the market rent and the contractual rents and are discounted to a present value using an interest rate reflecting our current assessment of the risk associated with the lease acquired. We acquire properties subject to net leases and consider the credit of the lessee in negotiating the initial rent.

The total amount of other intangibles is allocated to in-place lease values and tenant relationship intangible values based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. Characteristics we consider in allocating these values include the expectation of lease renewals, nature and extent of the existing relationship with the tenant, prospects for developing new business with the tenant and the tenant's credit profile, among other factors. Intangibles for above-market and below-market leases, in-place lease intangibles and tenant relationships are amortized over their estimated useful lives. In the event that a lease is terminated, the unamortized portion of each intangible, including market rate adjustments, in-place lease values and tenant relationship values, are charged to expense.

Factors considered include the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs, expectation of funding tenant improvements and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. Estimated costs to execute leases include commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of the property.

Basis of Consolidation

Our consolidated financial statements include all of our accounts and our majority-owned and/or controlled subsidiaries. The portion of these entities that we do not own is presented as minority interest as of and during the periods consolidated. All material inter-entity transactions have been eliminated.

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity ("VIE"), and if we are deemed to be the primary beneficiary, in accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary and (ii) entities that are non-VIEs which we control. Entities that we account for under the equity method (i.e. at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings) include (i) entities that are VIEs and of which we are not deemed to be the primary beneficiary and (ii) entities that are non-VIEs which we do not control, but over which we have the ability to exercise significant influence. We will reconsider our determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations.

In June 2005, the Emerging Issues Task Force issued EITF 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-05"). The scope of EITF 04-05 is limited to limited partnerships or similar entities that are not variable interest entities under FIN 46(R). The Task Force reached a consensus that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, the general partner shall account for its investment in the limited partnership using the equity method of accounting. We adopted EITF 04-05 in June 2005 for all arrangements created or modified after June 29, 2005. For all other arrangements, we adopted EITF 04-05 on January 1, 2006. As a result of adopting EITF 04-05, we consolidated five limited partnerships and two limited liability companies with total assets of $452,421 and total liabilities of $261,752 at December 31, 2006 that were previously accounted for under the equity method of accounting. The portion of these entities not owned by us is presented as minority interest as of and during the periods consolidated. All material inter-entity transactions have been eliminated.

We have interests in five joint ventures that are consolidated and have minority interests that have finite lives and were considered mandatorily redeemable non-controlling interests prior to the issuance of FSP 150-3. As a result of the deferral provisions of FSP 150-3, these minority interests have not been reflected as liabilities.

Impairments

Impairment charges may be recognized on long-lived assets, including but not limited to, real estate, direct financing leases, assets held for sale and equity investments in real estate. Estimates and judgments are used when evaluating whether these assets are impaired. When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, we perform projections of undiscounted cash flows, and if such cash flows are insufficient, the assets are adjusted (i.e., written down) to their estimated fair value. An analysis of whether a real estate asset has been impaired requires us to make our best estimate of market rents, residual values and holding periods. In our evaluations, we generally obtain market information from outside sources; however, such information requires us to determine whether the information received is appropriate to the circumstances. As our investment objective is to hold properties on a long-term basis, holding periods used in the analyses generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We will consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. Because in most cases, each of our properties is leased to one tenant, we are more likely to incur significant writedowns when circumstances change because of the possibility that a property will be vacated in its entirety and, therefore, it is different from the risks related to leasing and managing multi-tenant properties. Events or changes in circumstances can result in further non-cash writedowns and impact the gain or loss ultimately realized upon sale of the assets.

We perform a review of our estimate of residual value of our direct financing leases at least annually to determine whether there has been an other than temporary decline in the current estimate of residual value of the underlying real estate assets (i.e., the estimate of what we could realize upon sale of the property at the end of the lease term). If the review indicates a decline in residual value, that is other than temporary, a loss is recognized and the accounting for the direct financing lease will be revised to reflect the decrease in the expected yield using the changed estimate, that is, a portion of the future cash flow from the lessee will be recognized as a return of principal rather than as revenue. While an evaluation of potential impairment of real estate subject to operating leases is determined by a change in circumstances, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met. Changes in circumstances include, but are not limited to, vacancy of a property not subject to a lease and termination of a lease. We may also assess properties for impairment because a lessee is experiencing financial difficulty and because management expects that there is a reasonable probability that the lease will be terminated in a bankruptcy proceeding or a property remains vacant for a period that exceeds the period anticipated in a prior impairment evaluation.

When we identify assets as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs, of such assets. If in our opinion, the net sales price of the assets which have been identified for sale is less than the net book value of the assets, an impairment charge is recognized and a valuation allowance is established. To the extent that a purchase and sale agreement has been entered into, the allowance is based on the negotiated sales price. To the extent that we have adopted a plan to sell an asset but have not entered into a sales agreement, we will make judgments of the net sales price based on current market information. We will continue to review the initial valuation for subsequent changes in the fair value less cost to sell and will recognize an additional impairment charge or a gain (not to exceed the cumulative loss previously recognized). If circumstances arise that previously were considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

Investments in unconsolidated joint ventures are accounted for under the equity method and are recorded initially at cost, as equity investments in real estate and subsequently adjusted for our proportionate share of earnings and cash contributions and distributions. On a periodic basis, we assess whether there are any indicators that the value of equity investments in real estate may be impaired and whether or not that impairment is other than temporary. To the extent impairment has occurred, the charge shall be measured as the excess of the carrying amount of the investment over the fair value of the investment.

We evaluate our marketable securities for impairment as of each reporting period. For the securities in our portfolio with unrealized losses, we review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline.

Provision for Uncollected Amounts from Lessees

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (16 lessees represented approximately 64% of annual lease revenue during 2007), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. We generally recognize a provision for uncollected rents and other tenant receivables and measure our allowance against actual arrearages. For amounts in arrears, we make subjective judgments based on our knowledge of a lessee's circumstances and may reserve for the entire receivable amount from a lessee because there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Fair Value of Assets and Liabilities

We have a subordinated interest in a mortgage trust that consists of non-recourse loans on 62 properties that we own or two of our affiliates own. The fair value of the interests in the trust is determined using a discounted cash flow model with assumptions of market rates and the credit quality of the underlying lessees. If there are adverse changes in either market rates or the credit quality of the lessees, the model and, therefore, the income recognized from the subordinated interests and the fair value would be adjusted.

We measure derivative instruments, including certain derivative instruments embedded in other contracts, if any, at fair value and record them as an asset or liability, depending on our right or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings (i.e., the forecasted event occurs). For derivatives designated as cash flow hedges, the effective portions of the derivatives are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in the fair value of derivative instruments not designated as hedging and ineffective portions of hedges are recognized in earnings in the affected period. To determine the value of warrants for common stock which are classified as derivatives, various estimates are included in the options pricing model used to determine the value of a warrant.

Interest to be Capitalized in Connection with Real Estate Under Construction

Operating real estate is stated at cost less accumulated depreciation. Costs directly related to build-to-suit projects, primarily interest, if applicable, are capitalized. Interest capitalized in 2007, 2006 and 2005 was approximately $4, $240 and $654, respectively. We consider a build-to-suit project as substantially completed upon the completion of improvements. If portions of a project are substantially completed and occupied and other portions have not yet reached that stage, the substantially completed portions are accounted for separately. We allocate costs incurred between the portions under construction and the portions substantially completed and only capitalize those costs associated with the portion under construction. We do not have a credit facility and determine an interest rate to be applied for capitalizing interest based on an average rate on our outstanding non-recourse debt.

Income Taxes

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain our qualification as a REIT, we are required to, among other things, distribute at least 90% of our REIT net taxable income to our shareholders (excluding net capital gains) and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for U.S. federal income taxes is included in the consolidated financial statements. We believe we have and intend to continue to operate in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to U.S. federal income tax.

We conduct business in various states and municipalities within the United States and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain state, local and foreign taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"), which we adopted at the beginning of 2007. FIN 48 is based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, FIN 48 permits a company to recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained. Prior to the adoption of FIN 48, our policy was to establish reserves that reflected the probable outcome of known tax contingencies. Favorable resolution was recognized as a reduction to our effective tax rate in the period of resolution. The initial application of FIN 48 resulted in a net increase to our reserves for uncertain tax positions of approximately $174, with an offsetting decrease to retained earnings.

Adoption of New Accounting Pronouncements

SFAS 155

FASB Statement No. 155, "Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB No. 133 and 140" ("SFAS 155") was issued to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. We adopted SFAS 155 as required on January 1, 2007 and the initial application of this statement did not have a material impact on our financial position or results of operations.

Recent Accounting Pronouncements

SFAS 157

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 also provides for certain disclosure requirements, including, but not limited to, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. This statement is effective for our 2008 fiscal year, except for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is our 2009 fiscal year. We are currently evaluating the potential impact of the adoption of this statement and believe that the adoption of this statement will not have a material effect on our financial position and results of operations.

SFAS 159

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes (i.e., unrealized gains and losses) in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. This statement is currently effective for our 2008 fiscal year. We are currently evaluating the potential impact of the adoption of this statement and believe that the adoption of this statement will not have a material effect on our financial position and results of operations.

SOP 07-1

In June 2007, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP 07-1"). SOP 07-1 addresses when the accounting principles of the AICPA Audit and Accounting Guide "Investment Companies" must be applied by an entity and whether investment company accounting must be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company's consolidated financial statements or the financial statements of an equity method investor. In February 2008, FSP SOP 07-1-1 was issued to delay indefinitely the effective date of SOP 07-1 and prohibit adoption of SOP 07-1 for an entity that has not early adopted SOP 07-1 before issuance of the final FSP. We are currently assessing the potential impact the adoption of this statement will have on our financial position and results of operations.

FIN 46R-7

In May 2007, the FASB issued Staff Position No. FIN 46R-7, "Application of FASB Interpretation No. 46R to Investment Companies" ("FIN 46R-7"). FIN 46R-7 makes permanent the temporary deferral of the application of the provisions of FIN 46R to unregistered investment companies, and extends the scope exception from applying FIN 46R to include registered investment companies. FIN 46R-7 is effective upon adoption of SOP 07-1. We are currently assessing the potential impact that the adoption of FIN 46R-7 will have on our financial position and results of operations.

SFAS 141R

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which establishes principles and requirements for how the acquirer shall recognize and measure in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and goodwill acquired in a business combination. SFAS 141R is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of this statement will have on our financial position and results of operations.

SFAS 160

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51" ("SFAS 160"), which establishes and expands accounting and reporting standards for minority interests, which will be recharacterized as noncontrolling interests, in a subsidiary and the deconsolidation of a subsidiary. SFAS 160 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of this statement will have on our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

(In thousands)

Market Risks

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks in pursuing our business plan are interest rate risk and foreign currency exchange risk. We are also exposed to market risk as a result of concentrations in certain tenant industries, including automotive related industries (see Current Developments and Trends).

We do not generally use derivative financial instruments to manage foreign currency exchange risk exposure and do not use derivative instruments to hedge credit/market risks or for speculative purposes. We account for our derivative instruments in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133").

Interest Rate Risk

The value of our real estate and related fixed rate debt obligations are subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the value of our owned assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.

Although we have not experienced any credit losses on investments in loan participations, in the event of a significant rising interest rate environment and/or economic downturn, loan defaults could occur and result in our recognition of credit losses, which could adversely affect our liquidity and operating results. Further, such defaults could have an adverse effect on the spreads between interest earning assets and interest bearing liabilities.

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed rate basis. However, from time to time, we or our venture partners may obtain variable rate mortgage loans and may enter into interest rate swap agreements with lenders which effectively convert the variable rate debt service obligations of the loan to a fixed rate. These interest rate swaps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a specific period. The notional amount on which the swaps are based is not exchanged. Our objective in using derivatives is to limit our exposure to interest rate movements. At December 31, 2007, the fair value of our interest rate swaps included in other assets was $9,658, inclusive of minority interest of $2,433 (Note 15).

In connection with a German transaction in 2007 (Note 7), two ventures in which we have a total effective ownership interest of 38% obtained participation rights in two interest rate swaps obtained by the lender of the non-recourse mortgage financing on the transaction. The participation rights are deemed to be embedded credit derivatives. These derivatives generated a total unrealized gain (not our proportionate share) of $2,741 during 2007. It is possible that the amount of unrealized gains or losses generated from these derivatives may fluctuate significantly during their terms.

We hold a participation in Carey Commercial Mortgage Trust ("CCMT"), a mortgage pool consisting of $172,335 of mortgage debt collateralized by properties and lease assignments on properties owned by us and two affiliates. With our affiliates, we also purchased subordinated interests of $24,129 in which we own a 25% interest, and we acquired an additional 30% interest in the subordinated interests from CPA®:12 in connection with the merger. The subordinated interests are payable only after all other classes of ownership receive their stated interest and related principal payments. The subordinated interests, therefore, could be affected by any defaults or nonpayment by lessees. As of December 31, 2007, there have been no defaults. We account for the CCMT as a marketable security which we expect to hold on a long-term basis. The value of the CCMT is subject to fluctuation based on changes in interest rates, economic conditions and the creditworthiness of lessees at the mortgaged properties. At December 31, 2007, our total interest in CCMT had a fair value of $11,120.

At December 31, 2007, all of our long-term debt either bears interest at fixed rates, is fixed through the use of interest rate swap instruments that convert variable rate debt service obligations to a fixed rate, or is currently at a fixed rate but converts to variable rates during the term. The fair value of these instruments is affected by changes in market interest rates. The annual interest rates on our fixed rate debt at December 31, 2007 ranged from 4.3% to 10.0%. The annual interest rates on the variable rate debt at December 31, 2007 ranged from 5.0% to 6.9%. Our debt obligations are more fully described in Financial Condition above. The following table presents principal cash flows based upon expected maturity dates of our debt obligations.

	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
Fixed rate debt	$152,398[a]	$145,578	$57,642	$145,858	$124,148	$915,677	$1,541,301	$1,511,505
Variable rate debt	$ 9,077	$ 10,149	$11,152	$ 12,129	$ 13,277	$324,563	$ 380,347	$ 380,247

(a) We consolidate a venture in Germany that had $121,737 of non-recourse mortgage debt at December 31, 2007, inclusive of minority interests of $30,434, that matures in 2015. In accordance with the loan agreement, the tenant has an obligation to meet certain loan covenants that have not been met as of December 31, 2007. As a result, an event of default has occurred and the lender has held back rent receipts of $3,835 as of December 31, 2007. We are working with the tenant and lender to remedy this default and believe that this matter will be resolved in the near future, however no assurances can be made in this regard. In the event that we are unable to do so, the lender may call the remaining obligation on this loan at any time.

A change in interest rates of 1% would increase or decrease the combined fair value of our fixed rate debt and our variable rate debt that has been fixed through the use of interest rate swap agreements or currently bears interest at fixed rates by an aggregate of $90,467. A change of 1% in annual interest rates would have no current impact on interest expense as all of the debt classified as variable rate debt in the tables above has been fixed through the use of interest rate swap agreements or currently bears interest at fixed rates but has interest rate reset features which will change the interest rates to variable rates at certain points in their term. Such debt is generally not subject to short-term fluctuations in interest rates.

Foreign Currency Exchange Rate Risk

We have investments in the European Union and as a result are subject to risk from the effects of exchange rate movements of foreign currencies, primarily the Euro and British Pound Sterling, which may affect future costs and cash flows. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the local currency. We are a net receiver of these currencies (we receive more cash then we pay out) and therefore our foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency. Net realized foreign currency translation gains were $3,782 for the year ended December 31, 2007. Net unrealized foreign currency translation gains were $2,037 for the year ended December 31, 2007. Such gains are included in the consolidated financial statements and are primarily due to changes in foreign currency on accrued interest receivable on notes receivable from wholly-owned subsidiaries.

To date, we have not entered into any foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates. We have obtained non-recourse mortgage financing at fixed rates of interest in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to dollars, the change in debt service, as translated to dollars, will partially offset the effect of fluctuations in revenue, and, to some extent, mitigate the risk from changes in foreign currency rates.

Scheduled future minimum rents, exclusive of renewals, under non-cancelable leases during each of the next five years and thereafter from our foreign operations, are as follows:

Lease Revenues [(a)]	2008	2009	2010	2011	2012	Thereafter	Total
Euro	$107,965	$107,965	$104,462	$ 93,692	$68,469	$647,115	$1,129,668
British pound sterling	8,472	8,847	8,918	8,991	9,064	189,376	233,668
	$116,437	$116,812	$113,380	$102,683	$77,533	$836,491	$1,363,336

Scheduled debt service payments (principal and interest) for the mortgage notes payable during each of the next five years and thereafter from our foreign operations, are as follows:

Debt Service [(a)(b)]	2008	2009	2010	2011	2012	Thereafter	Total
Euro	$180,943 [(c)]	$60,664	$61,126	$128,270	$54,266	$705,519	$1,190,788
British pound sterling	4,657	4,878	8,720	4,344	4,329	65,453	92,381
	$185,600	$65,542	$69,846	$132,614	$58,595	$770,972	$1,283,169

(a) Based on the applicable December 31, 2007 exchange rate. Contractual rents and mortgage notes are denominated in the functional currency of the country of each property.

(b) Interest on variable rate debt obligations was calculated using the applicable annual variable interest rates and balances outstanding as of December 31, 2007.

(c) Includes $121,737 (inclusive of minority interests of $30,434) of non-recourse mortgage debt that matures in 2015 and which is currently in default (see Cash Requirements).

As a result of statutory lease durations in France, projected debt service obligations exceed projected lease revenues in the year 2011 and in the thereafter period. We currently expect the impact from future lease renewals, including any renewals on our properties in France, will be sufficient to cover our debt service obligations in those years.

Other

We own stock warrants that were generally granted to us by lessees in connection with structuring the initial lease transaction which are defined as derivative instruments because these stock warrants are readily convertible to cash or provide for net settlement upon conversion. Pursuant to SFAS 133, changes in the fair value of these derivative instruments are determined using an option pricing model and are recognized currently in earnings as gains or losses. As of December 31, 2007, warrants issued to us are classified as derivative instruments and had an aggregate fair value of $1,379.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporate Property Associates 15 Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corporate Property Associates 15 Incorporated and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 2 of the consolidated financial statement, the Company adopted EITF 04-05 in 2006.

PricewaterhouseCoopers LLP

New York, New York
March 27, 2008

Consolidated Balance Sheets

(in thousands, except share amounts)

	December 31, 2007	2006
Assets		
Real estate, net	**$2,146,169**	$2,129,076
Net investment in direct financing leases	**522,126**	480,699
Equity investments in real estate	**202,112**	116,577
Real estate under construction	**11,950**	11,587
Cash and cash equivalents	**166,851**	174,375
Intangible assets, net	**272,496**	285,651
Other assets, net	**142,933**	138,331
Total assets	**$3,464,637**	$3,336,296
Liabilities and Shareholders' Equity		
Liabilities:		
Non-recourse debt	**$1,921,648**	$1,845,884
Prepaid and deferred rental income and security deposits	**80,006**	80,763
Accounts payable, accrued expenses and other liabilities	**33,288**	27,102
Due to affiliates	**35,712**	39,703
Distributions payable	**32,055**	21,099
Total liabilities	**2,102,709**	2,014,551
Minority interest in consolidated entities	**300,031**	275,809
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Common stock, $0.001 par value; 240,000,000 shares authorized; 135,798,189 and 132,562,897 shares issued and outstanding, respectively	**136**	133
Additional paid-in capital	**1,247,241**	1,211,624
Distributions in excess of accumulated earnings	**(148,490)**	(139,223)
Accumulated other comprehensive income	**35,164**	13,245
	1,134,051	1,085,779
Less, treasury stock at cost, 7,277,509 and 4,178,710 shares, respectively	**(72,154)**	(39,843)
Total shareholders' equity	**1,061,897**	1,045,936
Total liabilities and shareholders' equity	**$3,464,637**	$3,336,296

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(in thousands, except share and per share amounts)

	Years ended December 31, 2007	2006	2005
Revenues			
Rental income	$ 238,063	$ 224,107	$ 163,684
Interest income from direct financing leases	46,089	41,515	32,831
Other operating income	9,233	15,088	6,506
	293,385	280,710	203,021
Operating Expenses			
Depreciation and amortization	(62,886)	(59,439)	(45,319)
Property expenses	(41,415)	(37,003)	(31,281)
General and administrative	(11,570)	(10,321)	(9,318)
Impairment charges	—	(13,646)	—
	(115,871)	(120,409)	(85,918)
Other Income and Expenses			
Income from equity investments in real estate	21,328	7,849	15,499
Other interest income	9,623	7,042	4,368
Minority interest in income	(25,910)	(19,635)	(11,498)
Gain (loss) on foreign currency transactions, derivative instruments and other, net	5,548	4,191	(3,208)
Interest expense	(112,711)	(121,833)	(81,275)
	(102,122)	(122,386)	(76,114)
Income from continuing operations before income taxes	75,392	37,915	40,989
Provision for income taxes	(5,890)	(373)	(1,273)
Income from continuing operations	69,502	37,542	39,716
Discontinued Operations			
Income from operations of discontinued properties	3,993	6,045	7,631
Gains on sales of real estate, net	22,087	48,870	571
Impairment charges	—	(14,646)	(1,210)
Minority interest in income	(8,392)	(11,176)	(2,899)
Income from discontinued operations	17,688	29,093	4,093
Net Income	$ 87,190	$ 66,635	$43,809
Earnings Per Share			
Income from continuing operations	$ 0.54	$ 0.29	$ 0.31
Income from discontinued operations	0.14	0.23	0.04
Net income	$ 0.68	$ 0.52	$ 0.35
Weighted Average Shares Outstanding	128,918,790	128,478,526	126,926,108
Distributions Declared Per Share [(a)]	$ 0.6691	$ 0.6516	$ 0.6386

(a) Excludes a special cash distribution of $0.08 declared in December 2007 (Note 16).

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

(in thousands)

	Years ended December 31		
	2007	2006	2005
Net Income	**$ 87,190**	$66,635	$ 43,809
Other Comprehensive Income (Loss)			
Change in foreign currency translation adjustment	**17,116**	14,967	(10,920)
Change in unrealized gain (loss) on marketable securities	**360**	190	(491)
Unrealized gain (loss) on derivative instruments	**4,443**	3,685	(375)
	21,919	18,842	(11,786)
Comprehensive Income	**$109,109**	$85,477	$ 32,023

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2007, 2006 and 2005

(in thousands, except share and per share amounts)

	Shares	Common Stock	Additional Paid-In Capital	Distributions in Excess of Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 2005	125,593,777	$126	$1,147,138	$(85,151)	$ 6,189	$ (4,094)	$1,064,208
Shares issued $.001 par, at $10 per share, net of offering costs	2,181,481	2	20,372				20,374
Shares, $.001 par, issued to advisor at $10 per share	1,119,108	1	11,190				11,191
Distributions declared				(81,027)			(81,027)
Net income				43,809			43,809
Change in other comprehensive income (loss)					(11,786)		(11,786)
Repurchase of shares	(1,335,541)					(11,569)	(11,569)
Balance at December 31, 2005	127,558,825	129	1,178,700	(122,369)	(5,597)	(15,663)	1,035,200
Shares issued $.001 par, at $10 and $10.50 per share, net of offering costs	1,972,415	2	19,486				19,488
Shares, $.001 par, issued to advisor at $10 and $10.50 per share	1,279,967	2	13,438				13,440
Distributions declared				(83,489)			(83,489)
Net income				66,635			66,635
Change in other comprehensive income (loss)					18,842		18,842
Repurchase of shares	(2,427,020)					(24,180)	(24,180)
Balance at December 31, 2006	128,384,187	133	1,211,624	(139,223)	13,245	(39,843)	1,045,936
Cumulative effect adjustment from adoption of FIN 48 (Note 14)				(174)			(174)
	128,384,187	133	1,211,624	(139,397)	13,245	(39,843)	1,045,762
Shares issued $.001 par, at $10.50 and $11.40 per share, net of offering costs	1,923,280	2	20,661				20,663
Shares, $.001 par, issued to advisor at $10.50 and $11.40 per share	1,312,012	1	14,956				14,957
Distributions declared				(96,283)			(96,283)
Net income				87,190			87,190
Change in other comprehensive income (loss)					21,919		21,919
Repurchase of shares	(3,098,799)					(32,311)	(32,311)
Balance at December 31, 2007	128,520,680	$136	$1,247,241	$(148,490)	$ 35,164	$(72,154)	$1,061,897

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	Years ended December 31, 2007	2006	2005
Cash Flows — Operating Activities			
Net income	**$ 87,190**	$ 66,635	$ 43,809
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization including intangible assets and deferred financing costs	**64,835**	62,142	52,003
Straight-line rent adjustments	**5,465**	1,220	1,189
Income from equity investments in real estate in excess of distributions received	**(16,988)**	(1,891)	(1,101)
Minority interest in income	**34,302**	30,811	14,397
Issuance of shares to affiliate in satisfaction of fees due	14,957	13,440	11,190
Impairment charges	—	28,292	1,210
Realized gain (loss) on foreign currency transactions, derivative instruments and other, net	**(4,825)**	(824)	645
Unrealized gain (loss) on foreign currency transactions, derivative instruments and other, net	**(2,037)**	(3,299)	2,563
Reversal of unrealized gain on warrants	**1,290**	—	—
Gains on sale of real estate, net	**(22,087)**	(48,870)	(571)
Funds released from escrow and restricted cash	—	11,770	—
Gain on extinguishment of debt	—	—	(363)
Settlement proceeds assigned to tenant / lender	—	(7,678)	(338)
Changes in operating assets and liabilities	883	(6,930)	(584)
Net cash provided by operating activities	**162,985**	144,818	124,049
Cash Flows — Investing Activities			
Distributions from equity investments in real estate in excess of equity income	**12,030**	1,184	3,069
Acquisitions of real estate and equity investments in real estate and other capital expenditures [a]	**(139,479)**	(202,890)	(394,128)
VAT taxes paid in connection with acquisition of real estate	**(2,336)**	—	—
VAT taxes recovered in connection with acquisition of real estate	**2,336**	—	—
Proceeds from sales of securities	—	—	20,000
Proceeds from sale of real estate, interests in real estate and equipment	**76,489**	237,985	23,723
Payment to exercise common stock warrants	**(499)**	—	—
Proceeds from exercise of common stock warrants	**1,580**	—	—
Loan to affiliate	**(7,569)**	—	—
Deposit of escrow from proceeds from sale of real estate	**4,754**	(4,754)	—
Increase in cash due to consolidation of certain ventures	—	8,181	—
Payment of deferred acquisition fees to an affiliate	**(10,802)**	(9,455)	(6,001)
Net cash (used in) provided by investing activities	**(63,496)**	30,251	(353,337)

Consolidated Statements of Cash Flows (Continued)

(in thousands)

	Years ended December 31, 2007	2006	2005
Cash Flows — Financing Activities			
Distributions paid	**(85,327)**	(82,850)	(80,475)
Distributions paid to minority interest partners	**(32,185)**	(122,745)	(18,505)
Contributions from minority interest partners	**30,780**	67,101	37,589
Proceeds from mortgages [b]	**42,334**	243,842	301,493
Scheduled payments of mortgage principal	**(54,903)**	(30,339)	(26,272)
Prepayment of mortgage principal	**(4,099)**	(205,883)	—
Loan from affiliate	—	84,000	—
Repayment of loan from affiliate	—	(84,000)	—
Deferred financing costs and mortgage deposits, net of deposits refunded	**136**	(399)	(585)
Proceeds from issuance of shares, net of costs	**20,663**	19,488	20,375
Purchase of treasury stock	**(32,311)**	(24,180)	(11,569)
Net cash (used in) provided by financing activities	**(114,912)**	(135,965)	222,051
Change in Cash and Cash Equivalents During the Year			
Effect of exchange rate changes on cash	**7,899**	3,823	(5,837)
Net (decrease) increase in cash and cash equivalents	**(7,524)**	42,927	(13,074)
Cash and cash equivalents, beginning of year	**174,375**	131,448	144,522
Cash and cash equivalents, end of year	**$ 166,851**	$ 174,375	$ 131,448

Non-cash investing and financing activities

(a) The cost basis of real estate investments acquired during 2007, 2006 and 2005 also includes deferred acquisition fees payable to W. P. Carey & Co. LLC of $4,920, $3,459 and $5,304, respectively.

(b) Net of $7,678 held back by tenant / lenders to fund escrow accounts in 2006. No such funds were held back by lenders in 2007 and 2005.

Supplemental cash flow information

	Years ended December 31, 2007	2006	2005
Interest paid, net of amounts capitalized	**$112,422**	$107,569	$86,417
Interest capitalized	**$ 4**	$ 240	$ 654

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Consolidated Financial Statements

(in thousands, except share and per share amounts)

1
Business

Corporate Property Associates 15 Incorporated is a real estate investment trust ("REIT") that invests in commercial properties leased to companies domestically and internationally. We earn revenue principally by leasing real estate on a triple net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, tenant defaults and sales of properties. As of December 31, 2007, our portfolio consisted of our full or partial ownership interest in 368 fully occupied properties leased to 85 tenants, totaling approximately 32 million square feet (on a pro rata basis). We were formed in 2001 and are managed by W. P. Carey & Co. LLC and its subsidiaries (the "advisor").

Organization

We were formed as a Maryland corporation in February 2001. In two offerings, between November 2001 and August 2003, we sold a total of 104,617,606 shares of our common stock for a total of $1,046,176 in gross offering proceeds. These proceeds have been combined with non-recourse mortgage debt to purchase our real estate portfolio. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements relating to the nature of our income, the level of our distributions and other factors.

2
Summary of Significant Accounting Policies

Basis of Consolidation

Our consolidated financial statements include all of our accounts and our majority-owned and/or controlled subsidiaries. The portion of these entities that we do not own is presented as minority interest as of and during the periods consolidated. All material inter-entity transactions have been eliminated.

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity ("VIE"), and if we are deemed to be the primary beneficiary, in accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary and (ii) entities that are non-VIEs which we control. Entities that we account for under the equity method (i.e. at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings) include (i) entities that are VIEs and of which we are not deemed to be the primary beneficiary and (ii) entities that are non-VIEs which we do not control, but over which we have the ability to exercise significant influence. We will reconsider our determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations.

In June 2005, the Emerging Issues Task Force issued EITF 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-05"). The scope of EITF 04-05 is limited to limited partnerships or similar entities that are not variable interest entities under FIN 46(R). The Task Force reached a consensus that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, the general partner shall account for its investment in the limited partnership using the equity method of accounting. We adopted EITF 04-05 in June 2005 for all arrangements created or modified after June 29, 2005. For all other arrangements, we adopted EITF 04-05 on January 1, 2006. As a result of adopting EITF 04-05, we consolidated five limited partnerships and two limited liability companies with total assets of $452,421 and total liabilities of $261,752 at December 31, 2006 that were previously accounted for under the equity method of accounting. The portion of these entities not owned by us is presented as minority interest as of and during the periods consolidated. All material inter-entity transactions have been eliminated.

We have interests in five joint ventures that are consolidated and have minority interests that have finite lives and were considered mandatorily redeemable non-controlling interests prior to the issuance of FSP 150-3. As a result of the deferral provisions of FSP 150-3, these minority interests have not been reflected as liabilities. The carrying value of these minority interests at December 31, 2007 and 2006 was $31,673 and $32,622, respectively. The fair value of these minority interests at December 31, 2007 and 2006 was $45,287 and $65,794, respectively.

Out-of-Period Adjustment

During the first quarter of 2007, we identified errors in our consolidated financial statements for the years ended December 31, 2005 and 2006. These errors related to accounting for foreign income taxes (aggregating $574 over the period from 2005-2006) and valuation of stock warrants (aggregating $490 in the fourth quarter of 2006) that are accounted for as derivative instruments pursuant to SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133") because of net cash settlement features. As a result of these errors, net income was overstated by approximately $112 in 2005 and $952 in 2006. We concluded that these adjustments are not material to any prior period's consolidated financial statements. We also concluded that the cumulative charge for the accrual for foreign income taxes and valuation of stock warrants of $1,064 was not material to the year ended December 31, 2007. As such, this cumulative charge was recorded in the statement of income for the year ended December 31, 2007, rather than restating prior periods.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation. The consolidated financial statements included in our Form 10-K have been adjusted to reflect the disposition (or planned disposition) of certain properties as discontinued operations for all periods presented.

Purchase Price Allocation

In connection with our acquisition of properties, purchase costs are allocated to the tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of the tangible assets, consisting of land, buildings and tenant improvements, are determined as if vacant. Intangible assets including the above-market value of leases, the value of in-place leases and the value of tenant relationships are recorded at their relative fair values. Below-market value of leases are also recorded at their relative fair values and are included in other liabilities in the consolidated financial statements.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in-place at the time of acquisition of the properties and (ii) management's estimate of fair market lease rates for the property or equivalent property, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease value is amortized as a reduction of rental income over the remaining non-cancelable term of each lease. The capitalized below-market lease value is amortized as an increase to rental income over the initial term and any fixed rate renewal periods in the respective leases.

The total amount of other intangibles is allocated to in-place lease values and tenant relationship intangible values based on management's evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. Characteristics that are considered in allocating these values include the nature and extent of the existing relationship with the tenant, prospects for developing new business with the tenant, the tenant's credit quality and the expectation of lease renewals among other factors. Third party appraisals or management's estimates are used to determine these values.

Factors considered in the analysis include the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. We also consider information obtained about a property in connection with our pre-acquisition due diligence. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on management's assessment of specific market conditions. Management also considers estimated costs to execute leases, including commissions and legal costs, to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of the property.

Intangibles for in-place leases are amortized to expense over the remaining initial lease term while intangibles for tenant relationships are amortized to expense over the remaining initial lease term and any expected renewal terms. No amortization period for any intangible asset will exceed the remaining depreciable life of the building. In the event that a lease is terminated, the unamortized portion of each intangible is charged to expense. The purchase price allocation in connection with the Merger is described in Note 3.

Real Estate Under Construction and Redevelopment

For properties under construction, operating expenses including interest charges and other property expenses, including real estate taxes, are capitalized rather than expensed and incidental revenue is recorded as a reduction of capitalized project (i.e., construction) costs. Interest is capitalized by applying the interest rate applicable to outstanding borrowings to the average amount of accumulated expenditures for properties under construction during the period.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money-market funds. At December 31, 2007 and 2006, our cash and cash equivalents were held in the custody of several financial institutions, including international institutions, and these balances, at times, exceed federally insurable limits. We mitigate this risk by depositing funds only with major financial institutions.

Other Assets

Included in other assets are deferred charges, deferred rental income and marketable securities. Deferred charges are costs incurred in connection with mortgage financings and refinancings and are amortized over the terms of the mortgages using the effective interest method and included in interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents, which vary during the lease term, and rent recognized on a straight-line basis. Marketable securities, which consist of an interest in collateralized mortgage obligations (Note 9), are classified as available for sale securities and reported at fair value, with our interest in unrealized gains and losses on these securities reported as a component of other comprehensive income until realized.

Deferred Acquisition Fees Payable to Affiliate

Fees are payable for services provided by the advisor to us relating to the identification, evaluation, negotiation, financing and purchase of properties. A portion of such fees is deferred and is payable in annual installments totaling 2% of the purchase price of the properties over no less than four years following the first anniversary of the date a property was purchased (Note 3).

Treasury Stock

Treasury stock is recorded at cost.

Real Estate Leased to Others

Real estate is leased to others on a net lease basis whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. Expenditures for maintenance and repairs including routine betterments are charged to operations as incurred. Significant renovations that increase the useful life of the properties are capitalized. For the year ended December 31, 2007, lessees were responsible for the direct payment of real estate taxes of approximately $29,000.

We diversify our real estate investments among various corporate tenants engaged in different industries, by property type and by geographic area. Two tenants, Mercury Partners, LP and U-Haul Moving Partners, Inc., jointly represented 10% of total lease revenue, inclusive of minority interest during 2007. Substantially all of our leases provide for either scheduled rent increases, periodic rent increases based on formulas indexed to increases in the Consumer Price Index ("CPI") or percentage rents. CPI increases are contingent on future events and are therefore not included in straight-line rent calculations. Rents from percentage rents are recognized as reported by the lessees, that is, after the level of sales requiring a rental payment to us is reached.

The leases are accounted for as operating or direct financing leases. Such methods are described below:

Operating leases — Real estate is recorded at cost less accumulated depreciation; future minimum rental revenue is recognized on a straight-line basis over the term of the related leases and expenses (including depreciation) are charged to operations as incurred (Note 4).

Direct financing method — Leases accounted for under the direct financing method are recorded at their net investment (Note 5). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (16 lessees represented approximately 64% of annual lease revenue during 2007), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. We generally recognize a provision for uncollected rents and other tenant receivables and measure our allowance against actual arrearages. For amounts in arrears, we make subjective judgments based on our knowledge of a lessee's circumstances and may reserve for the entire receivable amount from a lessee because there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations. As of December 31, 2007 and 2006, the allowance for uncollected rents was $109 and $458, respectively.

Depreciation

Depreciation of building and related improvements is computed using the straight-line method over the estimated useful lives of the properties — generally ranging from 30 to 40 years. Depreciation of tenant improvements is computed using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Impairments

When events or changes in circumstances indicate that the carrying amount may not be recoverable, we assess the recoverability of our long-lived assets and certain intangible assets based on projections of undiscounted cash flows, without interest charges, over the life of such assets. In the event that such cash flows are insufficient, the assets are adjusted to their estimated fair value. We perform a review of our estimate of the residual value of our direct financing leases at least annually to determine whether there has been an other than temporary decline in our current estimate of residual value of the underlying real estate assets (i.e., the estimate of what we could realize upon sale of the property at the end of the lease term). If the review indicates a decline in residual value that is other than temporary, a loss is recognized and the accounting for the direct financing lease will be revised to reflect the decrease in the expected yield using the changed estimate, that is, a portion of the future cash flow from the lessee will be recognized as a return of principal rather than as revenue.

When we identify assets as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs, of such assets. If in our opinion, the net sales price of the assets which have been identified for sale is less than the net book value of the assets, an impairment charge is recognized and the carrying value of the property is reduced. To the extent that a purchase and sale agreement has been entered into, the impairment charge is based on the negotiated sales price. To the extent that we have adopted a plan to sell an asset but have not entered into a sales agreement, we will make judgments of the net sales price based on current market information. We will continue to review the initial impairment for subsequent changes in the fair value less costs to sell and may recognize an additional impairment charge if warranted. If circumstances arise that previously were considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

Investments in unconsolidated joint ventures are accounted for under the equity method and are recorded initially at cost as equity investments in real estate and are subsequently adjusted for our proportionate share of earnings and cash contributions and distributions. On a periodic basis, we assess whether there are any indicators that the value of equity investments in real estate may be impaired and whether or not that impairment is other than temporary. To the extent impairment has occurred, the charge shall be measured as the excess of the carrying amount of the investment over the fair value of the investment.

We evaluate our marketable securities for impairment as of each reporting period. For the securities in our portfolio with unrealized losses, we review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline.

Foreign Currency Translation

We consolidate our real estate investments in the European Union and own interests in properties in the European Union. The functional currencies for these investments are primarily the Euro and the British pound sterling (U.K.). The translation from these local currencies to the U.S. dollar is performed for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains and losses resulting from such translation are reported as a component of other comprehensive income as part of shareholders' equity. As of December 31, 2007 and 2006, the cumulative foreign currency translation adjustment gain was $27,536 and $10,420, respectively.

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is a foreign currency transaction gain or loss that generally will be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) intercompany foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in our financial statements will not be included in determining net income but will be accounted for in the same manner as foreign currency translation adjustments and reported as a component of other comprehensive income as part of shareholder's equity. Investments in international equity investments in real estate are funded in part through subordinated intercompany debt.

Foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and the translation to the reporting currency of intercompany subordinated debt with scheduled principal repayments, are included in the determination of net income, and we recognized unrealized gains (losses) of $2,037, $1,958 and ($2,736) from such transactions for the years ended December 31, 2007, 2006 and 2005, respectively. For the years ended December 31, 2007, 2006 and 2005, we recognized realized gains (losses) of $3,782, $824 and ($645), respectively, on foreign currency transactions in connection with the transfer of cash from foreign operations of subsidiaries to the parent company.

Derivative Instruments

We account for our derivative instruments in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). Certain stock warrants which were granted to us by lessees in connection with structuring the initial lease transactions are defined as derivative instruments because such stock warrants are readily convertible to cash or provide for net cash settlement upon conversion. Pursuant to SFAS 133, changes in the fair value of such derivative instruments are determined using an option pricing model and are recognized currently in earnings as gains or losses. Changes in fair value for the year ended December 31, 2007 generated an unrealized loss of $1,290 (including the recognition of an out-of-period adjustment related to the valuation of these warrants of $490 — Note 2). As of December 31, 2007, warrants issued to us are classified as derivative instruments and had an aggregate fair value of $1,379 and $1,891 at December 31, 2007 and 2006, respectively. We also have interest rate swap instruments on variable rate loans which had notional amounts of $205,135 and $180,772 as of December 31, 2007 and 2006, respectively. The interest rate swaps are derivative instruments designated as cash flow hedges which allow us to limit our exposure to interest rate movements. Changes in the fair value of the interest rate swap agreements are included in other comprehensive income (loss). The interest rate swaps reflected unrealized gains (losses) of $4,443, $3,685 and $(375) at December 31, 2007, 2006 and 2005, respectively.

Assets Held for Sale

Assets held for sale are accounted for at the lower of carrying value or fair value less costs to dispose. Assets are classified as held for sale when we have committed to a plan to actively market a property for sale and expect that a sale will be completed within one year. The results of operations and the related gain or loss on sale of properties classified as held for sale are included in discontinued operations (Note 8).

If circumstances arise that previously were considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

We recognize gains and losses on the sale of properties when among other criteria, the parties are bound by the terms of the contract, all consideration has been exchanged and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price less any closing costs and the carrying value of the property.

Income Taxes

We have elected and expect to continue to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain its qualification as a REIT, we are required, among other things, to distribute at least 90% of our net taxable income (excluding net capital gains) to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax to the extent we distributes our net taxable income annually to our shareholders. Accordingly, no provision for U.S. federal income taxes is included in the consolidated financial statements. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to U.S. federal income tax. We are subject to certain state, local and foreign taxes.

We conduct business in various states and municipalities within the United States and the European Union and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain state, local and foreign taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"), which we adopted at the beginning of 2007. FIN 48 is based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, FIN 48 permits a company to recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained. Prior to the adoption of FIN 48, our policy was to establish reserves that reflected the probable outcome of known tax contingencies. Favorable resolution was recognized as a reduction to our effective tax rate in the period of resolution. The initial application of FIN 48 resulted in a net increase to our reserves for uncertain tax positions of approximately $174, with an offsetting decrease to retained earnings.

During the third quarter of 2005, upon being advised that certain distributions might be construed to be preferential dividends, we promptly notified the IRS and submitted a request for a closing agreement. In March 2006, we entered into a closing agreement with the IRS, under which the IRS reached a final determination that it would not challenge our qualification as a REIT, or the deductibility of dividends paid to our shareholders, for the tax year ended December 31, 2005 based upon the manner in which we issued shares in our distribution reinvestment plan. In settlement of this matter, the advisor made a payment of $129 to the IRS and we cancelled the issuance of a de minimis number of shares issued pursuant to our distribution reinvestment plan that may have caused the dividends to be preferential.

Earnings Per Share

We have a simple equity capital structure with only common stock outstanding. As a result, earnings per share, as presented, represents both basic and dilutive per-share amounts for all periods presented in the consolidated financial statements.

Adoption of New Accounting Pronouncements

SFAS 155

FASB Statement No. 155, "Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB No. 133 and 140" ("SFAS 155") was issued to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. We adopted SFAS 155 as required on January 1, 2007 and the initial application of this statement did not have a material impact on our financial position or results of operations.

Recent Accounting Pronouncements

SFAS 157

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 also provides for certain disclosure requirements, including, but not limited to, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. This statement is effective for our 2008 fiscal year, except for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is our 2009 fiscal year. We are currently evaluating the potential impact of the adoption of this statement and believe that the adoption of this statement will not have a material effect on our financial position and results of operations.

SFAS 159

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes (i.e., unrealized gains and losses) in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. This statement is currently effective for our 2008 fiscal year. We are currently evaluating the potential impact of the adoption of this statement and believe that the adoption of this statement will not have a material effect on our financial position and results of operations.

SOP 07-1

In June 2007, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP 07-1"). SOP 07-1 addresses when the accounting principles of the AICPA Audit and Accounting Guide "Investment Companies" must be applied by an entity and whether investment company accounting must be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company's consolidated financial statements or the financial statements of an equity method investor. In February 2008, FSP SOP 07-1-1 was issued to delay indefinitely the effective date of SOP 07-1 and prohibit adoption of SOP 07-1 for an entity that has not early adopted SOP 07-1 before issuance of the final FSP. We are currently assessing the potential impact the adoption of this statement will have on our financial position and results of operations.

FIN 46R-7

In May 2007, the FASB issued Staff Position No. FIN 46R-7, "Application of FASB Interpretation No. 46R to Investment Companies" ("FIN 46R-7"). FIN 46R-7 makes permanent the temporary deferral of the application of the provisions of FIN 46R to unregistered investment companies, and extends the scope exception from applying FIN 46R to include registered investment companies. FIN 46R-7 is effective upon adoption of SOP 07-1. We are currently assessing the potential impact that the adoption of FIN 46R-7 will have on our financial position and results of operations.

SFAS 141R

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which establishes principles and requirements for how the acquirer shall recognize and measure in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and goodwill acquired in a business combination. SFAS 141R is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of this statement will have on our financial position and results of operations.

SFAS 160

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51" ("SFAS 160"), which establishes and expands accounting and reporting standards for minority interests, which will be recharacterized as noncontrolling interests, in a subsidiary and the deconsolidation of a subsidiary. SFAS 160 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of this statement will have on our financial position and results of operations.

3

Agreements and Transactions with Related Parties

Pursuant to an advisory agreement between the advisor and us, the advisor performs certain services for us including the identification, evaluation, negotiation, financing, purchase and disposition of investments, our day-to-day management and the performance of certain administrative duties. The advisory agreement between the advisor and us provides that the advisor receive asset management and performance fees, each of which are $^1/_2$ of 1% per annum of average invested assets as defined in the advisory agreement. The performance fees are subordinated to the performance criterion, a non-compounded cumulative distribution return of 6% per annum. The asset management and performance fees are payable in cash or restricted stock at the option of the advisor. For 2007, 2006 and 2005, the advisor elected to receive its performance fees in restricted shares of our common stock. As of December 31, 2007, the advisor owned 5,840,451 shares (4.5%) of our common stock. We incurred base asset management fees of $15,511, $13,957 and $11,468 in 2007, 2006 and 2005, respectively, with performance fees in like amounts, both of which are included in property expenses in the consolidated financial statements.

In connection with structuring and negotiating acquisitions and related mortgage financing on our behalf, the advisory agreement provides for the advisor to earn acquisition fees averaging not more than 4.5%, based on the aggregate cost of investments acquired, of which 2% is deferred and payable in equal annual installments each January over no less than four years following the first anniversary of the date a property was purchased. Unpaid installments bear interest at an annual rate of 6%. Current acquisition fees were $6,151, $4,324 and $6,630 for investments that were acquired during 2007, 2006 and 2005, respectively. Deferred acquisition fees were $4,920, $3,459 and $5,304 for investments that were acquired during 2007, 2006 and 2005, respectively, and are payable to the advisor. Unpaid installments totaled $22,076 and $27,957 as of December 31, 2007 and 2006, respectively and are included in due to affiliates in the consolidated financial statements. Annual installments of $10,802, $9,455 and $6,001 in deferred fees were paid in cash to the advisor in January 2007, 2006 and 2005, respectively.

In connection with the advisor's management of our day-to-day operations, we also reimburse the advisor for the allocated cost of personnel needed to provide administrative services necessary to our operations. We incurred personnel reimbursements of $3,966, $3,921 and $3,697 during 2007, 2006 and 2005, respectively, which are included in general and administrative expenses in the consolidated financial statements.

We own interests in entities which range from 30% to 75% as well as jointly-controlled tenant-in-common interests in net leases, with the remaining interests generally held by affiliates. We consolidate certain of these investments (Note 2) and account for the remainder under the equity method of accounting (Note 6).

Investments in tenant-in-common ("TIC") interests consist of our interests in various domestic and international properties. Consolidation of these investments is not required as they do not qualify as variable interest entities as defined in FIN 46R and do not meet the control requirement required for consolidation under SOP 78-9, as amended by EITF 04-5. We account for these investments using the equity method of accounting in accordance with SOP 78-9, as amended by EITF 04-5. We use the equity method of accounting because the shared decision-making involved in a TIC interest investment creates an opportunity for us to have some influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment. Therefore, it is appropriate to include our proportionate share of the results of operations of these investments in our earnings or losses.

The advisor is obligated to reimburse us for the amount by which our operating expenses exceed the 2%/25% guidelines (the greater of 2% of average invested assets or 25% of net income) as defined in the advisory agreement for any twelve-month period. If in any year our operating expenses exceed the 2%/25% guidelines, the advisor will have an obligation to reimburse us for such excess, subject to certain conditions. If the independent directors find that such excess expenses were justified based on any unusual and nonrecurring factors which they deem sufficient, the advisor may be paid in future years for the full amount or any portion of such excess expenses, but only to the extent that such reimbursement would not cause our operating expenses to exceed this limit in any such year. We will record any reimbursement of operating expenses as a liability until any contingencies are resolved and will record the reimbursement as a reduction of asset management and performance fees at such time that a reimbursement is fixed, determinable and irrevocable. Our operating expenses have not exceeded the amount that would require the advisor to reimburse us.

The advisor is entitled to receive subordinated disposition fees based upon the cumulative proceeds arising from the sale of our assets since our inception, subject to certain conditions. Pursuant to the subordination provisions of the advisory agreement, the disposition fees may be paid only after the shareholders receive 100% of their initial investment from the proceeds of asset sales and a cumulative annual distribution return of 6% (based on an initial share price of $10) since our inception. The advisor's interest in such disposition fees amounted to $6,041 and $4,580 as of December 31, 2007 and 2006, respectively. Payment of such amount, however, cannot be made until the subordination provisions are met. We have concluded that payment of such disposition fees is probable and all fees from completed property sales have been accrued. Subordinated disposition fees are included in the determination of realized gain or loss on the sale of properties. The obligation for disposition fees is included in due to affiliates in the consolidated financial statements.

We are a participant in an entity with certain affiliates for the purpose of leasing office space used for the administration of real estate entities and sharing the associated costs. Pursuant to the terms of an agreement, rental, occupancy and leasehold improvement costs are allocated among the participants in the entity based on gross revenues and are adjusted quarterly. Our share of expenses incurred during 2007, 2006 and 2005 was $871, $1,090 and $1,010, respectively. Based on current gross revenues, our average estimated current share of aggregate future minimum lease payments is $657 annually through 2016.

In December 2007, we loaned $7,569 to our advisor to fund the acquisition of tenancy-in-common interests in Europe. We recognized interest income of $15 in connection with this loan. This loan was still outstanding as of December 31, 2007.

In connection with the sale of a property in June 2006, we borrowed $84,000 from the advisor to defease the outstanding mortgage on the property. Proceeds from the sale were used to repay the borrowing. We incurred interest expense of $18 in connection with this borrowing. In August 2007, a venture in which we hold a 47% interest borrowed $8,676 from the advisor in order to facilitate the defeasance of its existing non-recourse mortgage obligation (Note 6). The loan was repaid with interest of $41 in September 2007.

4
Real Estate

Real estate, which consists of land and buildings leased to others, at cost, and accounted for as operating leases, is summarized as follows:

	December 31, 2007	2006
Land	**$ 548,367**	$ 537,507
Building	**1,791,375**	1,737,055
Less: Accumulated depreciation	**(193,573)**	(145,486)
	$2,146,169	$2,129,076

Together with an affiliate, we own an interest in a venture that owned fifteen properties formerly leased to Starmark Holdings LLC ("Starmark") under a master lease agreement. We own a 44% interest and are the managing member in the venture which owns these properties and, therefore, consolidate the investment on our financial statements under the provisions of EITF 04-05. Until November 2007, we also leased two wholly-owned properties to Starmark under a separate master lease agreement.

In June 2006, the advisor entered into a lease restructuring agreement with Starmark under which six properties under the master lease agreement were re-leased to Life Time Fitness, Inc., a new tenant unaffiliated with Starmark. Life Time agreed to provide a total of $20,000 of improvements to these six properties, comprised of a rent abatement to Life Time of $2,322, security deposits and prepaid rent released by Starmark totaling $7,678 and a commitment by Life Time to fund $10,000 of improvements in exchange for the transfer to Life Time of four properties formerly leased to Starmark. The $10,000 commitment by Life Time is secured by letters of credit totaling $10,000. The venture transferred title of these four properties to Life Time and the venture has no continuing involvement in the transferred properties. No gain or loss was recorded on the transfer of the four properties as the venture had previously written down the four transferred properties to their estimated fair values, as described below. Of the $20,000 of improvements, which are for the benefit of the venture and will be retained by the venture upon expiration of the lease, $11,950 has been funded as of December 31, 2007 and is included in real estate under construction in the consolidated financial statements. An additional property was re-leased to Town Sports International Holdings, Inc., a second new tenant unaffiliated with Starmark, on terms similar to the original lease with Starmark. In December 2006, upon entering into new leases for the venture's four remaining properties, the venture terminated the agreement with Starmark and recognized lease termination income of $8,145, comprised of security deposits and prepaid rent from Starmark totaling $7,678 and the release of real estate tax escrows of $467. During the fourth quarter of 2007, these four properties and the two wholly-owned properties were sold for $75,331, net of selling costs. We recognized a gain on the sales of $22,087 (inclusive of minority interests of $6,938) which is included in discontinued operations in the consolidated financial statements.

In connection with the 2006 lease restructuring, the venture recognized impairment charges on this investment during 2006 totaling $27,571, comprised of a charge of $21,271 to write off intangible assets on properties leased to Starmark, of which $12,925 is included in income from continuing operations and $8,346 is included in income from discontinued operations, and an impairment charge of $6,300 included in income from discontinued operations to reduce the carrying value of the four transferred properties to their estimated fair values.

In April 2006, the venture prepaid/defeased the existing debt of $100,857 and incurred prepayment penalties and debt defeasance costs totaling $10,072. In November 2006, the venture obtained new non-recourse mortgage financing of $80,000 on the Life Time properties at a fixed annual interest rate of 5.8% with a 10-year term. In April 2007, the venture obtained new non-recourse mortgage financing of $8,000 on the Town Sports property at a fixed annual interest rate of 5.6% and with a 10-year term. In connection with the sale of the two wholly-owned properties in the fourth quarter of 2007, we assigned the existing non-recourse mortgage on the properties of $14,875 to the purchaser.

The amounts above are inclusive of minority interest. The minority venture partners were allocated their share of the net income effects of the termination revenue, impairment charges and the defeasance/repayment costs of the existing debt in the periods described.

The scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI-based increases, under non-cancelable operating leases are approximately as follows:

Year ending December 31,	
2008	$ 253,271
2009	254,201
2010	251,354
2011	241,188
2012	216,591
Thereafter through 2028	1,689,617

There was no percentage rent revenue in 2007, 2006 and 2005, respectively.

5
Net Investment in Direct Financing Leases

Net investment in direct financing leases is summarized as follows:

	December 31, 2007	2006
Minimum lease payments receivable	**$ 922,303**	$ 883,009
Unguaranteed residual value	**426,005**	381,777
	1,348,308	1,264,786
Less: unearned income	**(826,182)**	(784,087)
	$ 522,126	$ 480,699

During 2006, we recognized other than temporary impairment charges totaling $721 on two properties as a result of declines in the unguaranteed residual value of these properties.

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI-based increases, under non-cancelable direct financing leases are approximately as follows:

Year ending December 31,	
2008	$ 49,932
2009	50,091
2010	50,417
2011	50,562
2012	50,609
Thereafter through 2033	670,692

Percentage rent revenue was approximately $434 in 2007, 2006 and 2005, respectively.

6

Equity Investments in Real Estate

We own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in (i) limited liability companies and limited partnerships in which our ownership interests are 50% or less and we exercise significant influence, and (ii) TICs subject to common control (Note 3). The underlying investments are generally owned with affiliates that have similar investment objectives to ours.

Our ownership interests in our equity investments in real estate and their respective carrying values are presented below:

Lessee	Ownership Interest at December 31, 2007	Carrying Value at December 31, 2007	2006
Marriott International, Inc. [(a)]	47%	**$ 71,086**	$53,798
Schuler A.G. [(b)]	34%	**45,978**	—
Hellweg Die Profi-Baumarkte GmbH & Co. KG [(c)]	38%	**28,524**	—
The Upper Deck Company	50%	**13,114**	13,214
Petsmart, Inc.	30%	**9,001**	9,196
Hologic, Inc.	64%	**8,611**	8,611
Gortz & Schiele GmbH & Co. and Goertz & Schiele Corp. [(d)]	50%	**8,503**	14,056
Del Monte Corporation	50%	**8,193**	8,952
The Talaria Company (Hinckley)	30%	**7,330**	7,089
Builders FirstSource, Inc.	40%	**1,772**	1,661
		$202,112	$116,577

(a) In August 2007, this venture, which owns 13 domestic properties and in which we and an unaffiliated third party hold 47% and 53% interests, respectively, sold a property for $43,334, net of selling costs and recorded a gain on the sale of $31,317. Concurrent with the sale, the venture defeased the existing non-recourse mortgage obligation of $46,915 collateralized by all 13 properties and incurred a charge for prepayment penalties and related costs totaling $5,129. In order to facilitate the defeasance, this venture borrowed $8,676 from the advisor in August 2007 which it repaid in September 2007. In addition, the venture's existing lease was restructured to, among other things, extend the term and increase the rent payable under the lease. The venture is considering selling the remaining underlying properties. Separate financial statements for this venture are included herein.

(b) We acquired a 67% interest and an affiliate acquired a 33% interest in an international investment in September 2007 for $73,817 and consolidated the operations. We subsequently reclassified this investment as an equity investment in real estate following the advisor's purchase of a TIC interest in the property in the fourth quarter of 2007. We currently hold a 34% interest in the venture acquired our interest in this venture in 2007.

(c) We acquired our interest in this venture in 2007 (Note 7).

(d) In 2007, we recognized other than temporary impairment charges of $2,409 to reduce the carrying values of two equity investments in real estate to the estimated fair value of the ventures' net assets. In addition, in January 2007, one of these ventures distributed non-recourse mortgage proceeds of $9,737 to the venture partners.

Combined summarized financial information (for the entire entities, not our proportionate share) of our equity investees is presented below:

	December 31, 2007	2006
Assets	**$1,406,266**	$ 412,578
Liabilities	**(670,714)**	(202,465)
Partners' and members' equity	**$ 735,552**	$ 210,113

	Years ended December 31, 2007	2006	2005
Revenue	**$ 96,765**	$ 43,390	$ 90,685
Expenses	**(48,202)**	(18,371)	(46,658)
Gain on sale of real estate [a]	**31,317**	—	—
Net income	**79,880**	25,019	44,027
Our share of income from equity investments in real estate [b]	**$ 21,328**	$ 7,849	$ 15,499

(a) Reflects gain on sale of properties in August 2007 as described above.

(b) Inclusive of amortization of differences between the fair value of investments acquired and the carrying value of the ventures' net assets as of the date of acquisition and other than temporary impairment charges as described above.

7
Acquisitions of Real Estate-Related Investments

Amounts are based on the exchange rate of the Euro as of the date of acquisition or financing, as applicable.

Real Estate Acquired

2007 — We and an affiliate acquired three international investments at a total cost of $115,550, inclusive of minority interest of $37,604. During the fourth quarter of 2007, we reclassified one of these investments as an equity investment in real estate as a result of the advisor's purchase of a TIC interest in the investment for $25,971 (see below). In connection with the two remaining investments that we consolidate, we obtained non-recourse mortgage financing of $20,898, inclusive of minority interest of $6,289, with a weighted averaged annual rate and term of 5.8% and 9.7 years, respectively. The variable annual interest rate on a portion of this financing has been through an interest rate swap agreement that matures in July 2016.

2006 — We and an affiliate, through 75% and 25% interests in a venture, respectively, acquired an investment in Poland at a total cost of $183,300, inclusive of minority interest of $45,825. In connection with this investment, we and our affiliate obtained $145,222 of non-recourse mortgage financing, inclusive of minority interest of $36,305. Although the mortgage financing is variable, as a result of entering into two interest rate swap agreements, we have an effective blended annual fixed interest rate of 5%. The financing has a term of 10 years.

Equity Investments in Real Estate Acquired

2007 — We acquired two investments in 2007 that are accounted for under the equity method of accounting as we exercise significant influence but do not have a controlling interest. In April 2007, we acquired an interest in a venture (the "property venture") that in turn acquired a 24.7% ownership interest in a limited partnership owning 37 properties throughout Germany. We also acquired an interest in a second venture (the "lending venture"), which made a loan (the "note receivable") to the holder of the remaining 75.3% interests in the limited partnership (the "partner"). Under the terms of the note receivable, the lending venture will receive interest that approximates 75% of all income earned by the limited partnership, less adjustments. Our total effective ownership interest in the ventures is 38%. The total cost of the interests in these ventures, which are owned with affiliates, is $446,387. In connection with these transactions, the ventures obtained combined non-recourse financing of $378,596, having a fixed annual interest rate of 5.5% and a term of 10 years.

In connection with the acquisition, the property venture agreed to an option agreement which gives the property venture the right to purchase, from the partner, an additional 75% interest in the limited partnership no later than December 2010 at a price which will equal the principal amount of the note receivable at the time of purchase. Upon exercise of this purchase option, the property venture would own 99.7% of the limited partnership. The property venture has also agreed to a second assignable option agreement to acquire the remaining 0.3% interest in the limited partnership by December 2012. If the property venture does not exercise its option agreements, the partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price which will equal the principal amount of the note receivable at the time of purchase.

In addition, as described above, we acquired a 67% interest and an affiliate acquired a 33% interest in an international investment in September 2007 for $73,817 and consolidated the operations. We subsequently reclassified this investment as an equity investment in real estate following the advisor's purchase of a TIC interest in the property in the fourth quarter of 2007. We currently hold a 34% interest in the venture.

2006 — We and an affiliate acquired interest in two equity investments in real estate (one domestic and one in Germany) in which our ownership interests are 50% and which we account for under the equity method of accounting as we do not have a controlling interest but exercise significant influence. The total cost of these investments (not our proportionate share) was $41,974. The ventures obtained total non-recourse mortgage financing (not our proportionate share) of $23,437 with a weighted average fixed annual interest rate and term of 5.7% and 10 years, respectively.

Real Estate Under Construction

2007 — Costs incurred through December 31, 2007 of $11,950 related to the Starmark restructuring transaction (Note 4) have been presented in the balance sheet as real estate under construction.

2006 — We entered into a build-to-suit project to construct an addition at an existing facility at a total cost of $14,660. This property was placed into service in April 2007. In connection with this transaction, we refinanced a $15,800 non-recourse mortgage with new non-recourse mortgage financing of $25,000 in August 2006. The new financing has an annual interest rate of 6.6% and a term of 10 years.

8
Discontinued Operations

Tenants from time to time may vacate space due to lease buy-outs, elections not to renew, company insolvencies or lease rejections in the bankruptcy process. In such cases, we assess whether the highest value is obtained from re-leasing or selling the property. In addition, in certain cases, we may elect to sell a property that is occupied if it is considered advantageous to do so. When it is determined that the relevant criteria are met in accordance with FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the asset is reclassified as an asset held for sale.

2007 — We sold six domestic properties for total proceeds of $75,331, net of selling costs and inclusive of minority interest of $23,211 for a net gain of $22,087, inclusive of minority interests of $6,938. In connection with two of these properties, the outstanding non-recourse mortgage financing of $14,875 was assigned to the purchaser.

2006 — A consolidated venture in which we and an affiliate hold 60% and 40% interests, respectively, sold a property in New York, New York leased to Clear Channel for $200,012, net of selling costs and inclusive of minority interest of $80,005. In connection with the sale, the venture recognized a gain on the sale of $41,101, net of a $10,253 writeoff of unrecoverable receivables related to future stated rent increases (inclusive of minority interests of $16,441 and $4,101, respectively). In connection with the sale, the venture also repaid the existing non-recourse mortgage obligation of $81,166 and incurred a charge for prepayment penalties and related costs totaling $2,981 (inclusive of minority interest of $32,466 and $1,192, respectively).

We also sold two domestic properties and an international property for combined proceeds of $37,973, net of selling costs, and recognized a net gain on sale of $7,769. In addition, we have accounted for the transfer of four properties to Life Time (Note 4) as a sale, as title was transferred to the new tenant and we have no continuing involvement in the transferred properties. No gain or loss was recorded on the sale of the four properties as we recognized impairment charges totaling $8,614 (inclusive of minority interest of $4,824) during 2006 to reduce the carrying value of the four transferred properties to their estimated fair values.

As described above, we sold six domestic properties in 2007. We entered into contracts to sell and completed the sale of these properties during 2007 and as a result, the net results of operations of these properties (inclusive of impairment charges of $6,032 in 2006) were reclassified to discontinued operations for the years ended December 31, 2006 and 2005.

2005 — We sold domestic and international properties for combined proceeds of $23,509, net of selling costs, and recognized a combined net gain on sale of $1,662, excluding a reserve for uncollected rents of $1,812 previously recorded against the international property and impairment charges totaling $5,610 previously recorded against the domestic property. Prior to the sale of the domestic property, we received cash of $150 and a $4,000 promissory note with a term of approximately five years from the former tenant in settlement of its remaining lease obligations. The former tenant also agreed to forfeit its $1,694 security deposit. Through December 31, 2007, the tenant has made periodic payments totaling $2,200 on the promissory note. We have made a reserve for amounts which may not be collectible under the note.

In November 2005, we entered into a deed-in-lieu transaction with the lender of non-recourse mortgage financing at a partially vacant property in Tulsa, Oklahoma. In connection with this transaction, we transferred the property to the lender in return for release from the outstanding debt obligation and recorded a charge on extinguishment of debt of $363. We had previously recognized impairment charges totaling $24,600 against this property. During 2005, we also sold certain equipment at this property and recorded a loss of $1,091.

In accordance with SFAS 144, the results of operations for properties held for sale or disposed of are reflected in the consolidated financial statements as discontinued operations for all periods presented and are summarized as follows:

	Years ended December 31, 2007	2006	2005
Revenues	**$ 6,869**	$ 16,924	$ 24,401
Expenses	**(2,876)**	(10,879)	(16,770)
Gains on sales of real estate, net	**22,087**	48,870	571
Impairment charges	**—**	(14,646)	(1,210)
Minority interest in income	**(8,392)**	(11,176)	(2,899)
Income from discontinued operations	**$17,688**	$ 29,093	$ 4,093

9

Interest in Mortgage Loan Securitization

We are accounting for our subordinated interest in the Carey Commercial Mortgage Trust ("CCMT") mortgage securitization as an available-for-sale marketable security, which is measured at fair value with all gains and losses from changes in fair value reported as a component of accumulated other comprehensive income as part of shareholders' equity.

As of December 31, 2007 and 2006, the fair value of our interest was $11,120 and $11,129, respectively, reflecting an unrealized gain of $403 and $43 and accumulated amortization of $1,283 and $914 at December 31, 2007 and 2006, respectively. The fair value of our interests in the CCMT mortgage securitization is determined by a third party using a discounted cash flow model with assumptions of market credit spreads and the credit quality of the underlying lessees.

One of the key variables in determining the fair value of the subordinated interest is current interest rates. As required by SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," a sensitivity analysis of the current value of our interest based on adverse changes in market interest rates of 1% and 2% is as follows:

	Fair value as of December 31, 2007	1% adverse change	2% adverse change
Fair value of our interest in CCMT	**$11,120**	$10,742	$10,380

The above sensitivity analysis is hypothetical and changes in fair value, based on a 1% or 2% variation, should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear.

10
Intangibles

In connection with our acquisition of properties, we have recorded net lease intangibles of $325,832, which are being amortized over periods ranging from six years and five months to 40 years. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to revenue. Below-market rent intangibles are included in prepaid and deferred rental income and security deposits in the consolidated financial statements.

Intangibles are summarized as follows:

	Years ended December 31, 2007	2006
Lease intangibles		
In-place lease	**$211,788**	$201,568
Tenant relationship	**38,106**	36,585
Above-market rent	**102,046**	100,012
Less: accumulated amortization	**(79,444)**	(52,514)
	$272,496	$285,651
Below-market rent	**$ (26,108)**	$ (24,752)
Less: accumulated amortization	**4,455**	2,960
	$ (21,653)	$ (21,792)

Net amortization of intangibles, including the effect of foreign currency translation, was $23,169, $22,653 and $18,458 for 2007, 2006 and 2005, respectively. Based on the intangibles recorded as of December 31, 2007, scheduled annual net amortization of intangibles for each of the next five years is expected to be $29,036 in 2008, 2009 and 2010, $25,682 in 2011 and $25,061 in 2012.

During 2006, in connection with the restructuring of a master lease agreement with Starmark, we wrote off intangible assets totaling $21,271, inclusive of minority interest of $10,460 (Note 4).

11
Disclosure About Fair Value of Financial Instruments

Our non-recourse debt had a carrying value of $1,921,648 and $1,845,884 and an estimated fair value of $1,891,752 and $1,842,466 at December 31, 2007 and 2006, respectively. Our marketable securities, including the interest in CCMT, had a cost basis of $10,717 and $11,086 and a fair value of $11,120 and $11,129 at December 31, 2007 and 2006, respectively. The carrying values of other financial assets and liabilities approximated their fair values at December 31, 2007 and 2006. The fair value of debt instruments was evaluated using a discounted cash flow model with rates which take into account the credit of the tenants and interest rates risks.

12
Non-Recourse Debt

Non-recourse debt consists of mortgage notes payable, collateralized by an assignment of real property and direct financing leases with a carrying value of $2,632,207 as of December 31, 2007. All of our mortgage notes payable either bear interest at fixed rates, are fixed through the use of interest rate swap instruments that convert variable rate debt service obligations to a fixed rate, or are at a fixed rate but which convert to variable rates during their term. Mortgage notes payable had fixed annual interest rates ranging from 4.3% to 10.0% and variable annual interest rates ranging from 5.0% to 6.9% as of December 31, 2007.

Scheduled principal payments during each of the next five years and thereafter are as follows:

Years ending December 31,	Total Debt	Fixed Rate Debt	Variable Rate Debt
2008	$ 161,475	$ 152,260[(a)]	$ 9,215
2009	155,727	145,578	10,149
2010	68,794	57,642	11,152
2011	157,987	145,858	12,129
2012	137,425	124,148	13,277
Thereafter through 2033	1,240,240	915,677	324,563
Total	$1,921,648	$1,541,163	$380,485

(a) We consolidate a venture in Germany that had $121,737 of non-recourse mortgage debt at December 31, 2007, inclusive of minority interests of $30,434, that matures in 2015. In accordance with the loan agreement, the tenant has an obligation to meet certain loan covenants that have not been met as of December 31, 2007. As a result, an event of default has occurred and the lender has held back rent receipts of $3,835 as of December 31, 2007. We are working with the tenant and lender to remedy this default and believe that this matter will be resolved in the near future, however there can be no assurances made in this regard. In the event that we are unable to do so, the lender may call the remaining obligation on this loan at any time.

13
Commitments and Contingencies

SEC Investigation

In 2004, following a broker-dealer examination of Carey Financial, the staff of the SEC commenced an investigation into compliance with the registration requirements of the Securities Act of 1933 in connection with the public offerings of our shares during 2002 and 2003. The matters investigated by the staff of the SEC principally included whether, in connection with a public offering of our shares, Carey Financial and its retail distributors sold certain securities without an effective registration statement in violation of Section 5 of the Securities Act of 1933.

The investigation was later expanded to include matters relating to compensation arrangements with broker-dealers in connection with other CPA® REITs including us. The compensation arrangements principally involved payments, aggregating in excess of $9,600, made to a broker-dealer which distributed our shares and the shares of other CPA® REITs, the disclosure of such arrangements and compliance with applicable Financial Industry Regulatory Authority, Inc. (FINRA) requirements. The costs associated with these payments, which were made during the period from early 2000 through the end of 2003, were borne by and accounted for on the books and records of the CPA® REITs.

WPC and Carey Financial settled all matters relating to them in connection with the above-described investigations in March 2008. In connection with implementing the settlement, the SEC filed a complaint in federal court on March 18, 2008 alleging violations of certain provisions of the federal securities laws, and seeking to enjoin WPC from violating those laws in the future. In its complaint the SEC alleges violations of Section 5 of the Securities Act of 1933, in connection with the offering of shares of CPA®:15, and Section 17(a) of the Securities Act of 1933 and Sections 10(b), 13(a), 13(b)(2)(A) and 14(a) of the Securities Exchange Act of 1934, and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 14a-9 thereunder, among others, in connection with the above-described payments to broker-dealers and related disclosures by the CPA® REITs. With respect to Carey Financial, the complaint alleges violations of, and seeks to enjoin Carey Financial from violating, Section 5 of the Securities Act of 1933. Without admitting or denying the allegations in the SEC's complaint, WPC and Carey Financial consented to the entry of the injunction. As part of the settlement, WPC will cause aggregate "disgorgement" payments of $19,979, including interest, to be made to us and another affected CPA® REIT. We expect that our portion of these payments will be approximately $9,111 and will be reflected in our earnings for the 2008 fiscal year. WPC will also pay a $10,000 civil monetary penalty, no portion of which we expect to receive.

The SEC's complaint also alleges violations of certain provisions of the federal securities laws by our advisor's employees John Park, who was formerly WPC's and our Chief Financial Officer, and Claude Fernandez, who was formerly WPC's and our Chief Accounting Officer. The SEC has announced that Messrs. Park and Fernandez have separately settled the charges against them. The terms of such settlement agreements are not expected to have a material effect on WPC or us.

Other

The Maryland Securities Commission has sought information from Carey Financial and us relating to the matters described above. While it may commence proceedings against Carey Financial in connection with these inquiries, WPC has announced that it does not currently expect that these inquiries and proceedings will have a material effect on WPC incremental to that caused by the SEC agreement in principle described above. At this time, we are unable to predict whether these inquiries will have any adverse effect on us.

14
Income Taxes

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain our qualification as a REIT, we are required to, among other things, distribute at least 90% of our REIT taxable income to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to Federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for Federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have and intend to continue to operate in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to Federal income tax.

We conduct business in the various states and municipalities within the United States and Europe and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. Federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes. The tax provision for the year ended December 31, 2007 includes $574 in expenses that related to the years ended December 31, 2005 and 2006 which had not previously been accrued (Note 2).

We adopted FIN 48 on January 1, 2007. As a result of the implementation we recognized a $174 increase to reserves for uncertain tax positions. This increase was accounted for as an adjustment to the beginning balance of retained earnings on the balance sheet. Including the cumulative effective increase, at the beginning of 2007, we had $160 of total gross unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$160
Additions based on tax positions related to the current year	215
Additions for tax positions of prior years	312
Reductions for tax positions of prior years	—
Settlements	—
Balance at December 31, 2007	$687

At December 31, 2007, we had unrecognized tax benefits as presented in the table above that, if recognized, would favorably affect the effective income tax rate in any future periods. We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2007, we have approximately $44 of accrued interest related to uncertain tax positions.

During the next year, we currently expect the liability for uncertain taxes to increase on a similar basis to the additions that occurred in 2007. We or our subsidiaries file income tax returns in state and foreign jurisdictions. Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2004-2007 remain open to examination by the major taxing jurisdictions to which we are subject.

15

Risk Management and Use of Derivative Financial Instruments

Risk Management

In the normal course of our on-going business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk on our interest-bearing liabilities. Credit risk is the risk of default on our operations and tenants' inability or unwillingness to make contractually required payments. Market risk includes changes in the value of the properties and related loans as well as marketable securities we hold due to changes in interest rates or other market factors. In addition, we own investments in the European Union and are also subject to the risks associated with changing exchange rates.

Use of Derivative Financial Instruments

We do not generally use derivative financial instruments to manage foreign currency rate risk exposure and generally do not use derivative instruments to hedge credit/market risks or for speculative purposes.

The primary risk related to our use of derivative instruments is the risk that a counterparty to a hedging arrangement could default on its obligation. To mitigate this risk we enter into hedging arrangements with counterparties that are large, credit worthy financial institutions. If we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees.

Interest Rate Swaps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate mortgage loans and may enter into interest rate swap agreements with lenders, which effectively convert the variable rate debt service obligations of the loan to a fixed rate. Our objective in using derivatives is to limit our exposure to interest rate movements. Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a specific period. The notional amount on which the swaps are based is not exchanged. Interest rate swaps may be designated as cash flow hedges, with changes in fair value included as a component of other comprehensive income in shareholders' equity, or as fair value hedges, with changes in fair value reflected in earnings.

Our interest rate swap derivative financial instruments are summarized as follows at December 31, 2007:

	Notional Amount[(a)]	Effective Interest Rate	Expiration Date	Fair Value[(a)(b)]
3-Month Euribor [(c)]	$173,194	5.0%	7/2016	$9,623
3-Month Euribor [(c)]	8,867	5.7%	7/2016	107
3-Month LIBOR	23,074	7.0%	2/2014	(72)
				$9,658

(a) Amounts are based upon the applicable exchange rate at December 31, 2007.

(b) Amounts are included in other assets.

(c) Inclusive of minority interests in notional amount and fair value of the derivatives totaling $45,515 and $2,433, respectively.

Changes in the fair value of interest rate swaps included in other comprehensive income in shareholders' equity, net of minority interests, reflected an unrealized gain (loss) of $4,443, $3,685 and $(375) for 2007, 2006 and 2005, respectively.

Embedded Credit Derivatives

In connection with the April 2007 Hellweg 2 transaction, two ventures in which we have a total effective ownership interest of 38% obtained participation rights in two interest rate swaps obtained by the lender of the non-recourse mortgage financing on the transaction. The participation rights are deemed to be embedded credit derivatives. The embedded credit derivatives have a total fair value (not our proportionate share) of $5,598 as of December 31, 2007 and generated a total unrealized gain (not our proportionate share) of $2,741 for the year ended December 31, 2007. Changes in the fair value of the embedded credit derivatives are recognized by the venture in earnings.

Stock Warrants

We own stock warrants that were generally granted to us by lessees in connection with structuring the initial lease transactions. These warrants are defined as derivative instruments because they are readily convertible to cash or provide for net cash settlement upon conversion. As of December 31, 2007 and 2006, warrants issued to us having an aggregate fair value of $1,379 and $1,891, respectively, are included in other assets.

Included in gain on foreign currency transactions, derivative instruments and other, net in the consolidated financial statements are unrealized gains (losses) on stock warrants of $(1,290), $1,342 and $172 for 2007, 2006 and 2005, respectively. The unrealized losses for 2007 represents the reversal of unrealized gains recognized in prior periods, including an out-of-period adjustment of $490 recognized during the first quarter of 2007 (Note 2). We reversed these unrealized gains in connection with a tenant's merger transaction during the third quarter of 2007, prior to which it redeemed its outstanding warrants, including ours. In connection with the sale of securities related to this warrant exercise, we received net cash proceeds of $1,081 and realized a gain of $1,043, which is included in gain on foreign currency transactions, derivative instruments and other, net in the consolidated financial statements.

Foreign Currency Exchange

We are exposed to the Euro and British Pound Sterling and manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the local currency but are subject to such movements to the extent of the difference between the rental obligation and the debt service. We also face restrictions with repatriating cash from our foreign investments and may encounter instances where it is difficult or costly to bring cash back into our U.S. operations.

Concentration of Credit Risk

Concentrations of credit risk arise when a number of tenants are engaged in similar business activities or have similar economic features that would cause their ability to meet contractual obligations, including those to us, to be similarly affected by changes in economic conditions. We regularly monitor our portfolio to assess potential concentrations of credit risk. We believe our portfolio is reasonably well diversified and does not contain any unusual concentration of credit risks.

Our directly owned real estate properties and related loans are located in the United States (60%) and Europe (40%), with France (16%) representing the only significant concentration (10% or more of current annualized lease revenue). In addition, Mercury Moving Partners LP and U-Haul Moving Partners, Inc. jointly represented 10% of lease revenue in 2007, inclusive of minority interest. Our directly owned real estate properties contain significant concentrations in the following asset types as of December 31, 2007: office (26%), industrial (20%), warehouse/distribution (17%) and retail (15%) and the following tenant industries as of December 31, 2007: retail trade (23%) and electronics (12%).

16
Shareholders' Equity

Distributions

Distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. For the three years ended December 31, 2007, distributions per share reported for tax purposes were as follows:

	2007[(a)]	2006	2005
Ordinary income	**$0.45**	$0.38	$0.24
Capital gains	**0.22**	0.27	—
Return of capital	—	—	0.40
	$0.67	$0.65	$0.64

(a) Excludes a special cash distribution of $0.08 per share in December 2007, which was paid in January 2008 to shareholders of record as of December 31, 2007. The special distribution was approved by our board of directors in connection with the sale of two properties. The special distribution was reported for tax purposes as follows: Ordinary income $0.05; Capital gains $0.03.

We declared a quarterly distribution of $0.1694 per share in December 2007, which was paid in January 2008 to shareholders of record as of December 31, 2007.

Accumulated Other Comprehensive Income

As of December 31, 2007 and 2006, accumulated other comprehensive income (loss) reflected in shareholders' equity is comprised of the following:

	2007	2006
Unrealized gain on marketable securities	**$ 403**	$ 43
Unrealized gain on derivative instruments	**7,225**	2,782
Foreign currency translation adjustment	**27,536**	10,420
Accumulated other comprehensive income	**$35,164**	$13,245

17

Segment Information

We have determined that we operate in one business segment, real estate ownership with domestic and foreign investments.

Geographic information for the real estate operations segment is as follows:

2007	Domestic	Foreign [(a)]	Total Company
Revenues	$ 180,293	$ 113,092	$ 293,385
Total long-lived assets [(b)]	1,643,580	1,238,777	2,882,357
2006	**Domestic**	**Foreign [(a)]**	**Total Company**
Revenues	$ 186,113	$ 94,597	$ 280,710
Total long-lived assets [(b)]	1,694,943	1,042,996	2,737,939
2005	**Domestic**	**Foreign [(a)]**	**Total Company**
Revenues	$ 135,901	$ 67,120	$ 203,021
Total long-lived assets [(b)]	1,601,236	778,727	2,379,963

(a) Consists of operations in the European Union.

(b) Consists of real estate, net; net investment in direct financing leases; equity investments in real estate and real estate under construction.

18

Selected Quarterly Financial Data (unaudited)

	March 31, 2007	June 30, 2007	September 30, 2007	Three months ended December 31, 2007 [(c)]
Revenues [(a)]	$ 69,975	$ 72,694	$ 74,062	$ 76,654
Operating expenses [(a)]	(27,899)	(29,632)	(31,198)	(27,142)
Net income [(b)]	13,581	15,736	30,904	26,969
Earnings per share	0.11	0.12	0.24	0.21
Distributions declared per share	0.1654	0.1664	0.1679	0.1694 [(d)]

	March 31, 2006	June 30, 2006	September 30, 2006	Three months ended December 31, 2006
Revenues [(a)]	$ 63,251	$ 69,234	$ 69,397	$ 78,828
Operating expenses [(a)]	(24,119)	(39,722)	(27,801)	(28,767)
Net income	15,339	22,493	5,296	23,507
Earnings per share	0.12	0.17	0.05	0.18
Distributions declared per share	0.1614	0.1624	0.1634	0.1644

(a) Certain amounts from previous quarters have been retrospectively adjusted as discontinued operations (Note 7).

(b) Includes impact of out of period adjustments in the quarter ended March 31, 2007 (Note 2).

(c) Net income for the fourth quarter of 2007 includes other than temporary impairment charges of $2,409 in connection with two equity investments in real estate (Note 6).

(d) Excludes a special cash distribution of $0.08 per share paid in January 2008 to shareholders of record as of December 31, 2007.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Unlisted Shares and Distributions

There is no established public trading market for our shares. As of March 24, 2008, there were 40,213 holders of record of our common stock.

We are required to distribute annually at least 90% of our distributable REIT taxable income to maintain our status as a REIT. Quarterly distributions declared by us for the past two years are as follows:

	2007	2006
First quarter	**$0.1654**	$0.1614
Second quarter	**0.1664**	0.1624
Third quarter	**0.1679**	0.1634
Fourth quarter	**0.1694**[(a)]	0.1644
	$0.6691	$0.6516

(a) Excludes a special cash distribution of $0.08 per share that was paid in January 2008 to shareholders of record as of December 31, 2007. The special distribution was approved by our board of directors in connection with the sale of two properties.

Unregistered Sales of Equity Securities

For the three months ended December 31, 2007, 342,839 shares of common stock were issued to the advisor as consideration for performance fees. Shares were issued at $11.40 per share. Since none of these transactions were considered to have involved a "public offering" within the meaning of Section 4(2) of the Securities Act, as amended, the shares issued were deemed to be exempt from registration. In acquiring our shares, the advisor represented that such interests were being acquired by it for the purposes of investment and not with a view to the distribution thereof. We previously reported other sales of unregistered shares during the past three years in our prior filings.

Issuer Purchases of Equity Securities

2007 Period	Total number of shares purchased[a]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs[a]	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs[a]
October	—	$ —	N/A	N/A
November	—	—	N/A	N/A
December	792,743	10.60	N/A	N/A
Total	792,743			

(a) All shares were purchased pursuant to our redemption plan. In November 2001, we announced a redemption plan under which we may elect to redeem shares subject to certain conditions and limitations. The maximum amount of shares purchasable in any period depends on the availability of funds generated by the distribution reinvestment and stock purchase plan and other factors at the discretion of our board of directors. The redemption plan will terminate if and when our shares are listed on a national securities market.

Report on Form 10-K

The advisor will supply without charge to any shareholder, upon written request to Ms. Susan C. Hyde, Director of Investor Relations, Corporate Property Associates 15, Inc., 50 Rockefeller Plaza, New York, NY 10020, a copy of the annual report on Form 10-K for the year ended December 31, 2007, including the financial statements and schedules.

>Corporate Information>

Management

Wm. Polk Carey
Chairman of the Board

Gordon F. DuGan
Chief Executive Officer

Benjamin P. Harris
President

Mark J. DeCesaris
Managing Director, Acting Chief Financial Officer and Chief Administrative Officer

Susan C. Hyde
Managing Director and Secretary

Jan F. Kärst
Managing Director – Investments

Edward V. LaPuma
Managing Director – Investments

John D. Miller
Chief Investment Officer

Anne Coolidge Taylor
Managing Director – Investments

Thomas E. Zacharias
Managing Director and Chief Operating Officer

Douglas E. Barzelay
General Counsel

Jason E. Fox
Executive Director – Investments

Jeffrey S. Lefleur
Executive Director – Investments

Thomas Ridings
Executive Director and Chief Accounting Officer

Gino M. Sabatini
Executive Director – Investments

Kristin Chung
Senior Vice President and Controller

Christopher E. Franklin
Senior Vice President

Donna M. Neiley
Senior Vice President – Asset Management

Richard J. Paley
Senior Vice President and Associate General Counsel

Gagan S. Singh
Senior Vice President – Finance

Yvonne Cheng
First Vice President – Investments

L. Janusz Hooker
First Vice President – Investments

Robert C. Kehoe
First Vice President and Treasurer

Leonard Law
First Vice President and Chief Information Officer

David G. Termine
First Vice President – Accounting

Investment Committee of Carey Asset Management Corp.

Nathaniel S. Coolidge
Former Head of Bond and Corporate Finance Department, John Hancock Mutual Life Insurance Company

Trevor P. Bond
Managing Member of Maidstone Investment Co., LLC

Frank J. Hoenemeyer
Former Vice Chairman and Chief Investment Officer, The Prudential Insurance Company of America

Dr. Lawrence R. Klein
Nobel Laureate in Economics, Benjamin Franklin Professor of Economics (Emeritus), University of Pennsylvania

George E. Stoddard
Former Head of the Direct Placement Department, The Equitable Life Assurance Society of The United States

Dr. Karsten von Köller
Chairman, Loan Star GmbH

Directors

Wm. Polk Carey
Chairman of the Board

Gordon F. DuGan
Chief Executive Officer

Dr. Marshall E. Blume
Director, Rodney L. White Center for Financial Research, University of Pennsylvania

Elizabeth P. Munson
President, The Rockefeller Trust Company

James D. Price
President, Price & Marshall, Inc.

Auditors
PricewaterhouseCoopers LLP

Executive Offices
Corporate Property Associates 15, Inc.
50 Rockefeller Plaza
New York, NY 10020
212-492-1100 • 1-800-WP CAREY

Transfer Agent
Phoenix American Financial Services, Inc.
2401 Kerner Boulevard
San Rafael, CA 94901 • 1-888-241-3737
www.wpcarey.com/shareholderaccess

Annual Meeting
June 12, 2008 at 4:00 p.m. at the Executive Offices

Form 10-K
A Copy of The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained at www.sec.gov or without charge by writing the Executive Offices at the above address.

E-Delivery
To receive future investor-related correspondence electronically go to www.wpcarey.com/shareholderaccess

Web site
www.cpa15.com

E-mail
CPA15@wpcarey.com

Note: Management services are provided by officers of W. P. Carey & Co. LLC, the company's advisor, and its subsidiaries.

CPA:15

Corporate Property Associates 15
50 Rockefeller Plaza
New York, NY 10020
1-800-WP-CAREY
cpa15@wpcarey.com
www.cpa15.com

The papers and printer used in the production of the CPA®:15 2007 Annual Report are all certified to Forest Stewardship Council (FSC) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests. This report was printed on paper containing 10% postconsumer waste material.

By using postconsumer recycled fiber in lieu of virgin fiber:

- 22.31 trees were preserved for the future
- 63.29 lbs of waterborne waste were not created
- 9,465 gallons of wastewater flow were saved
- 1,048 lbs of solid waste were not generated
- 2,063 lbs net of greenhouse gases were prevented
- 15,780,858 BTUs of energy were not consumed

END